Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the six month period ended 30 June 2014, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Table of Contents

Results Announcement	Page
Performance Highlights	2-7
Condensed Consolidated Financial Statements	8-12
Results by Business
— Personal and Corporate Banking	13-14
— Barclaycard	15-16
— Africa Banking	17-18
— Investment Bank	19-21
— Head Office	23-24
— Barclays Non-Core	25-26
Barclays Results by Quarter	27-29
Performance Management
— Returns and Equity	30-31
— Margins and Balances	32
Risk Management
— Overview	33
— Funding Risk - Liquidity	33-36
— Funding Risk - Capital	37-42
— Credit Risk	43-50
— Market Risk	51-52
Statement of Directors’ Responsibilities	53
Financial Statement Notes	54-87
Shareholder Information	88-89
Glossary	90-113

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2014 Interim Results

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months to 30 June 2014 to the corresponding six months of 2013 and balance sheet analysis as at 30 June with comparatives relating to 31 December 2013. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively; and ‘C$m’ and ‘C$bn’ represent millions and thousands of millions of Canadian Dollars respectively.

The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in Form 6-K filed with the SEC dated 14 July 2014. Balance sheet comparative figures have also been restated to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation.

The information in this document, which was approved by the Board of Directors on 29 July 2014 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As Management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8; "Operating Segments". Statutory and adjusted performance is reconciled at a Group level only. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment. A reconciliation of IFRS and adjusted profit before tax is presented on page 3 for the Group;

– Adjusted profit after tax represents profit after tax excluding the post-tax impact of own credit; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims excluding the impact of own credit. A reconciliation to IFRS is presented on page 87 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit. A reconciliation to IFRS is presented on page 87 for the Group;

– Adjusted total operating expenses represents operating expenses excluding the provision for PPI redress; the provision for interest rate hedging products redress and goodwill impairment. A reconciliation to IFRS is presented on page 87 for the Group;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation to IFRS is presented on page 87 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit (page 31) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders’ equity represents adjusted attributable profit (page 31) divided by adjusted average equity, excluding non-controlling interests. The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests;

– Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (page 31) divided by average adjusted tangible equity, excluding non-controlling interests. The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (page 31);

Barclays PLC – 2014 Interim Results

– Barclays Core figures are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8; "Operating Segments". Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office and Other Operations. A reconciliation to IFRS is presented on pages 86 and 87;

– ‘Constant Currency Basis’ excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods. ZAR has been translated into GBP at prior-year average exchange rates to eliminate the impact of movement in exchange rates between the comparable periods;

– Liquidity Coverage Ratio (LCR) is calculated according to both the standard provided by the Basel Committee on Banking Supervision in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013) and the Regulation published by the European Union in June 2013, (EU) No 575/2013 (CRR) and Directive 2013/36/EU (CRD IV). The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Estimated Net Stable Funding Ratio (NSFR) is calculated according to the definition and methodology detailed in the standard provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised in January 2014 (‘Basel III: The Net Stable Funding Ratio’, January 2014). The metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represents a non-IFRS measure. This definition and the methodology used to calculate this metric is subject to further revisions ahead of the implementation date and Barclays’ interpretation of this calculation may not be consistent with that of other financial institutions;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 37 for a reconciliation of this measure to transitional CRD IV CET1 ratio;

– PRA leverage exposure makes certain adjustments to CRDIV leverage exposure as shown in the “Estimated Leverage” table on page 41, which also includes a reconciliation to Total assets under IFRS;

– PRA leverage ratio represents PRA adjusted Tier 1 capital divided by PRA leverage exposure. The “Estimated Leverage” table on page 41 shows the PRA leverage ratio components, including a reconciliation between CET1 capital and PRA adjusted Tier 1 capital, as well as a reconciliation between PRA leverage exposure and Total assets under IFRS;

– Estimated BCBS 270 leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclays’ understanding of the latest requirements that are expected to be included in the revised CRD IV text and guidance from regulators. The “Estimated Leverage” table on page 41 shows a reconciliation of BCBS 270 leverage exposure to total assets under IFRS;

– Estimated BCBS 270 leverage ratio represents CRD IV Tier 1 capital divided by BCBS 270 leverage exposure. See the “CRD IV Capital” table on page 37 for a reconciliation of CRD IV CET1 capital to shareholders’ equity per the balance sheet,

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC’s website at http://www.sec.gov.

Barclays PLC – 2014 Interim Results

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Barclays PLC – 2014 Interim Results

Performance Highlights

Income Statement

Group performance

—

Adjusted profit before tax was down 7% to £3,349m largely driven by currency movements and a reduction in the Investment Bank profitability, partially offset by improvements in Personal and Corporate Banking (PCB), Barclaycard, and Barclays Non-Core (BNC)

—

Statutory profit before tax was £2,501m (2013: £1,677m), reflecting an additional £900m of provisions for PPI redress (2013: £1,350m) and the non-recurrence of a provision for interest rate hedging products redress compared to the prior year (2013: £650m)

—

Adjusted income decreased 12% to £13,332m whilst impairment reduced by 33% to £1,086m, resulting in a 9% decrease in adjusted net operating income to £12,246m. Statutory income decreased 12% to £13,384m resulting in a 9% decrease in statutory net operating income to £12,298m

—

Adjusted operating expenses were down 9% to £8,877m, including costs to achieve Transform (CTA) of £494m (2013: £640m) and litigation and conduct charges of £211m (2013: £126m), reflecting savings associated with prior Transform initiatives and currency movements. Statutory operating expenses were down 17% to £9,777m reflecting a £900m provision for PPI redress (2013: £1,350m) and the non-recurrence of a provision for interest rate hedging products redress compared to the prior year (2013: £650m)

—

Adjusted Group attributable profit was £1,760m (2013: £2,055m). As a result adjusted Group return on average shareholders’ equity reduced to 6.5% (2013: 7.8%) reflecting the equity raised from the rights issue in Q413 and the decrease in Core profit before tax partially offset by improvements in BNC. Statutory Group attributable profit was £1,126m (2013: £671m) resulting in a statutory Group return on average shareholders’ equity of 4.2% (2013: 2.6%)

Core performance

—	Profit before tax was down 10% to £3,840m, as improved performance across the majority of the Core businesses was more than offset by a reduction in Investment Bank profit

—

Income decreased 7% to £12,674m, reflecting a 18% reduction in the Investment Bank, driven by a decrease in Markets and a reduction in Africa Banking due to currency movements, partially offset by growth in Barclaycard and PCB. Net interest income for PCB, Barclaycard and Africa Banking increased 3% to £5,564m reflecting strong savings, mortgage and card growth

—

Credit impairment charges improved 13% to £937m. This reflected lower impairments in PCB as the improving economic environment had a positive impact on the majority of retail and wholesale portfolios in the UK and lower impairment in Africa Banking mortgages on a constant currency basis

—

Operating expenses decreased £370m to £7,944m, reflecting improvements across each of the businesses as a result of Transform initiatives and currency movements partially offset by higher CTA charges of £453m (2013: £223m) and higher litigation and conduct charges of £177m (2013: £86m)

—	Core return on equity decreased to 11.0% (2013: 15.1%)

Non-Core performance

—

Loss before tax reduced by 27% to £491m. This reflected lower income, following asset disposals and risk reductions, to £658m (2013: £1,474m), more than offset by a £407m improvement in impairment to £149m and a 36% reduction in operating expenses to £934m including lower CTA of £41m (2013: £418m)

—	Non-Core return on equity dilution improved to 4.5% (2013: 7.3%)

Balance Sheet, Leverage and Capital Management

—	Fully loaded CRD IV Common Equity Tier 1 (CET1) ratio increased to 9.9% (2013: 9.1%) mainly driven by RWA reductions in BNC

—

The PRA leverage ratio increased to 3.4% (2013: 3.0%), reflecting a reduction in the PRA leverage exposure of £99bn to £1,266bn and an increase in eligible PRA adjusted Tier 1 Capital to £43.2bn (2013: £40.5bn) principally from an exchange of existing T1 instruments into new AT1 securities. The estimated BCBS 270 leverage ratio was 3.4%

—

Net tangible asset value per share decreased to 279p (2013: 283p) and net asset value per share decreased to 327p (2013: 331p) primarily due to an increase in the number of shares in issue and a decrease in currency translation reserves

Barclays PLC – 2014 Interim Results	2

Performance Highlights

Barclays Group Results for the six months ended	Adjusted			Statutory
	30.06.14	30.06.13	YoY	30.06.14	30.06.13	YoY
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	13,332	15,071	(12)	13,384	15,157	(12)
Credit impairment charges and other provisions	(1,086)	(1,631)	33	(1,086)	(1,631)	33
Net operating income	12,246	13,440	(9)	12,298	13,526	(9)
Operating expenses	(8,172)	(9,015)	9	(8,172)	(9,015)	9
Litigation and conduct[1]	(211)	(126)	(67)	(1,111)	(2,126)	48
Costs to achieve Transform	(494)	(640)	23	(494)	(640)	23
Total operating expenses	(8,877)	(9,781)	9	(9,777)	(11,781)	17
Other net expense	(20)	(68)	71	(20)	(68)	71
Profit before tax	3,349	3,591	(7)	2,501	1,677	49
Tax charge	(1,109)	(1,124)	1	(895)	(594)	(51)
Profit after tax	2,240	2,467	(9)	1,606	1,083	48
Non-controlling interests	(390)	(412)	5	(390)	(412)	5
Other equity interests[2]	(90)	-		(90)	-
Attributable profit	1,760	2,055	(14)	1,126	671	68

Performance Measures
Return on average tangible shareholders’ equity[2]	7.5%	9.1%		4.9%	3.0%
Return on average shareholders’ equity[2]	6.5%	7.8%		4.2%	2.6%
Cost: income ratio	67%	65%		73%	78%
Compensation: net operating income ratio	38%	38%		38%	38%
Loan loss rate	45bps	63bps		45bps	63bps
Basic earnings per share[2]	10.9p	15.2p		7.0p	5.0p
Dividend per share	2.0p	2.0p		2.0p	2.0p

Balance Sheet and Leverage				30.06.14	31.12.13
Net asset value per share				327p	331p
Net tangible asset value per share				279p	283p
PRA leverage exposure				£1,266bn	£1,365bn
Estimated BCBS 270 leverage exposure				£1,353bn	n/a

Capital Management
CRD IV fully loaded
Common equity tier 1 ratio[3]				9.9%	9.1%
Common equity tier 1 capital				£40.8bn	£40.4bn
PRA adjusted tier 1 capital				£43.2bn	£40.5bn
Risk weighted assets[3]				£411bn	£442bn
PRA leverage ratio				3.4%	3.0%
Estimated BCBS 270 leverage ratio				3.4%	n/a

Funding and Liquidity
Group liquidity pool				£134bn	£127bn
Estimated CRD IV liquidity coverage ratio				107%	96%
Loan: deposit ratio[4]				92%	91%

Adjusted Profit Reconciliation				30.06.14	30.06.13
Adjusted profit before tax				3,349	3,591
Own credit				52	86
Provision for PPI redress				(900)	(1,350)
Provision for interest rate hedging products redress				-	(650)
Statutory profit before tax				2,501	1,677

1	Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.
2

The profit after tax attributable to other equity holders of £90m (2013: £nil) is offset by a tax credit recorded in reserves of £19m (2013: £nil). The net amount of £71m, along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.

3

Following the full implementation of CRD IV reporting in 2014, the previously reported 31 December 2013 RWAs have been revised by £6.9bn to £442bn and the fully loaded CET1 ratio revised by (0.2)% to 9.1%. These additional RWAs have been included within Head Office and Other Operations.

4	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays PLC – 2014 Interim Results	3

Performance Highlights

Barclays Core and Non-Core Results for the six months ended	Barclays Core			Barclays Non-Core
	30.06.14	30.06.13		30.06.14	30.06.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	12,674	13,597	(7)	658	1,474	(55)
Credit impairment charges and other provisions	(937)	(1,075)	13	(149)	(556)	73
Net operating income	11,737	12,522	(6)	509	918	(45)
Operating expenses	(7,314)	(8,005)	9	(860)	(1,010)	15
Litigation and conduct	(177)	(86)		(33)	(39)	15
Costs to achieve Transform	(453)	(223)		(41)	(418)	90
Total operating expenses	(7,944)	(8,314)	4	(934)	(1,467)	36
Other net income/(expense)	47	56	(16)	(66)	(124)	47
Profit/(loss) before tax	3,840	4,264	(10)	(491)	(673)	27
Attributable profit/(loss)	2,224	2,675	(17)	(464)	(619)	25

Performance Measures
Return on average tangible shareholders’ equity[1]	13.5%	19.3%		(6.0%)	(10.2%)
Return on average shareholders’ equity[1]	11.0%	15.1%		(4.5%)	(7.3%)
Cost: income ratio	63%	61%		142%	100%
Basic earnings per share contribution	13.8p	19.8p		(2.9p)	(4.6p)

Capital Management	30.06.14	31.12.13		30.06.14	31.12.13
CRD IV fully loaded
Risk weighted assets	£324bn	£333bn		£87bn	£110bn
Average allocated tangible equity	£33bn	£29bn		£14bn	£16bn
Average allocated equity	£41bn	£37bn		£14bn	£17bn

Income by Business	30.06.14	30.06.13
	£m	£m	% Change
Personal and Corporate Banking	4,361	4,305	1
Barclaycard	2,124	2,019	5
Africa Banking	1,773	2,055	(14)
Investment Bank	4,257	5,222	(18)
Head Office	159	(4)
Barclays Core	12,674	13,597	(7)
Barclays Non-Core	658	1,474	(55)
Barclays Group adjusted total income	13,332	15,071	(12)
Barclays Group statutory total income	13,384	15,157	(12)

Profit/(Loss) Before Tax by Business	30.06.14	30.06.13
	£m	£m	% Change
Personal and Corporate Banking	1,468	1,197	23
Barclaycard	764	616	24
Africa Banking	484	547	(12)
Investment Bank	1,058	1,951	(46)
Head Office	66	(47)
Barclays Core	3,840	4,264	(10)
Barclays Non-Core	(491)	(673)	27
Barclays Group adjusted profit before tax	3,349	3,591	(7)
Barclays Group statutory profit before tax	2,501	1,677	49

1	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns.

Barclays PLC – 2014 Interim Results	4

Performance Highlights

Income Statement

Group performance

—

Adjusted profit before tax was down 7% to £3,349m largely driven by currency movements and a reduction in the Investment Bank profitability, partially offset by improvements in Personal and Corporate Banking (PCB), Barclaycard, and Barclays Non-Core (BNC)

—

Statutory profit before tax was £2,501m (2013: £1,677m), reflecting an additional £900m of provisions for PPI redress (2013: £1,350m) and the non-recurrence of a provision for interest rate hedging products redress compared to the prior year (2013: £650m)

—

Adjusted income decreased 12% to £13,332m whilst impairment reduced by 33% to £1,086m, resulting in a 9% decrease in adjusted net operating income to £12,246m. Statutory income decreased 12% to £13,384m resulting in a 9% decrease in statutory net operating income to £12,298m

—

Adjusted operating expenses were down 9% to £8,877m, including costs to achieve Transform (CTA) of £494m (2013: £640m) and litigation and conduct charges of £211m (2013: £126m), reflecting savings associated with prior Transform initiatives and currency movements. Statutory operating expenses were down 17% to £9,777m reflecting a £900m provision for PPI redress (2013: £1,350m) and the non-recurrence of a provision for interest rate hedging products redress compared to the prior year (2013: £650m)

—	The effective tax rate on adjusted profit before tax increased to 33.1% (2013: 31.3%). The effective tax rate on statutory profit before tax remained constant at 35.8% (2013: 35.4%).

—

Adjusted Group attributable profit was £1,760m (2013: £2,055m), resulting in an adjusted Group return on average shareholders’ equity of 6.5% (2013: 7.8%) reflecting the equity raised from the rights issue in Q413 and the decrease in Core profit before tax partially offset by improvements in BNC performance. Statutory Group attributable profit was £1,126m (2013: £671m) resulting in a statutory Group return on average shareholders’ equity of 4.2% (2013: 2.6%)

Core Performance

—	Profit before tax was down 10% to £3,840m, as improved performance across the majority of the Core businesses was more than offset by a reduction in Investment Bank profit

—

Income decreased 7% to £12,674m, reflecting a 18% reduction in the Investment Bank, driven by a decrease in Markets, and a reduction in Africa Banking due to currency movements, partially offset by growth in Barclaycard and PCB

–

Net interest income increased 10% to £5,899m driven by strong savings and mortgage growth in PCB, volume growth in Barclaycard, and lower funding costs, partially offset by a reduction in Africa Banking due to currency movements

–	Investment Bank income was down 18% to £4,257m driven by a 22% decrease in Markets income, partially offset by a 5% increase in Banking income

—	Credit impairment charges improved 13% to £937m. This reflected:

–	Lower impairments in PCB as an improving UK economic environment has a positive impact on the majority of retail and wholesale portfolios in the UK

–	Lower impairment in Africa Banking mortgages, on a constant currency basis, driven by improvements mainly in the South Africa mortgages portfolio

–	Stable impairment in Barclaycard as volume growth was largely offset by currency movements

–	Releases across a number of counterparties coupled with low level of new charges in Investment Bank

—

Operating expenses decreased £370m to £7,944m, reflecting improvements across each of the businesses as a result of Transform initiatives and currency movements partially offset by higher CTA charges of £453m (2013: £223m) and higher litigation and conduct charges of £177m (2013: £86m)

—	Core return on equity decreased to 11.0% (2013: 15.1%)

Non-Core performance

—

Loss before tax reduced by 27% to £491m. This reflected lower income, following asset disposals and risk reductions, to £658m (2013: £1,474m), more than offset by a £407m improvement in impairment to £149m and a 36% reduction in operating expenses to £934m including lower CTA of £41m (2013: £418m)

—	Non-Core return on equity dilution improved to 4.5% (2013: 7.3%)

Barclays PLC – 2014 Interim Results	5

Performance Highlights

Balance Sheet and Leverage

Balance Sheet

—	Total assets as at 30 June 2014 decreased by 2% to £1,315bn compared to December 2013

–

Derivative assets decreased by £17bn primarily due to weakening of USD, tightening of credit spreads, reduced activity and balance sheet reduction initiatives, offset by a decrease in major forward interest rates

–	Reverse repurchase agreements decreased by £15bn primarily driven by lower matched book trading due to a focus on deleveraging the balance sheet

—

Total loans and advances were £486bn (2013: £474bn) with a £13bn increase due to higher settlement balances, £6bn growth in PCB through UK mortgage lending and £2bn growth in Barclaycard. These were offset by a £7bn reduction in Non Core assets as lending was managed down

—	Customer accounts increased by 3% to £444bn due to an increase in settlement balances

—

Total shareholders’ equity including non-controlling interests, was £65bn (2013: £64bn). Excluding non-controlling interests, shareholders’ equity increased £2.6bn to £58bn, primarily reflecting a £2.3bn increase in other equity instruments AT1 instruments were issued to investors in exchange for the cancellation of preference shares and subordinated debt instruments

—

Net asset value per share was 327p (2013: 331p) and net tangible asset value per share was 279p (2013: 283p). This decrease was mainly attributable to the increase in the total number of shares in issue and a £0.9bn decrease in currency translation reserve as GBP strengthened

Leverage exposure

—

The PRA leverage exposure reduced by £99bn to £1,266bn driven by a reduction in potential future exposures (PFEs) on derivatives, securities financing transactions (SFTs) and currency movements, partially offset by an increase in settlement balances. The estimated Basel Committee on Banking Supervision (BCBS) leverage exposure was £1,353bn

Capital Management

—	Fully loaded CRD IV CET1 ratio increased to 9.9% (2013: 9.1%) primarily due to RWA reductions

—	CRD IV RWAs reduced £31bn to £411bn, primarily driven by reductions in BNC of £22bn, reflecting rundown and exit of securities and reductions in derivatives risk

—	Fully loaded CRD IV CET1 capital increased by £0.4bn to £40.8bn as a result of retained earnings generated

—

The PRA leverage ratio increased to 3.4% (2013: 3.0%), reflecting a reduction in the PRA leverage exposure of £99bn and an increase in eligible PRA adjusted Tier 1 Capital to £43.2bn (2013: £40.5bn). Barclays exceeded the minimum of 3% requested by the PRA as at 30 June 2014. From 1 July 2014 the PRA expects Barclays to meet the 3% minimum on a fully loaded BCBS 270 basis. The estimated BCBS leverage ratio on this basis was 3.4% as at 30 June 2014

Barclays PLC – 2014 Interim Results	6

Performance Highlights

Funding and Liquidity

—

The Group liquidity pool was £134bn (2013: £127bn), remaining within the expected normal operational range, while maintaining compliance with internal liquidity risk appetite and external regulatory requirements

—	The pool consists mainly of cash and deposits with central banks and high quality government bonds

—

The estimated Liquidity Coverage Ratio (LCR) was 107% (2013: 96%) based upon the CRD IV rules, as implemented by the European Banking Authority (EBA). This is equivalent to a surplus of £9bn above the 100% ratio (2013: shortfall of £6bn). The Group estimated LCR based on the Basel Standards published in January 2013 was 112% (2013: 102%)

—	The loan to deposit ratio for PCB, Africa Banking and Barclaycard remained stable at 92% (2013: 91%). The loan to deposit ratio for the Group was broadly unchanged at 100% (2013: 101%)

—

Total wholesale funding outstanding (excluding repurchase agreements) was £179bn (2013: £186bn), of which £86bn (2013: £82bn) matures in less than one year and £22bn (2013: £20bn) matures within one month

—

The Group issued £9bn of term funding net of early redemptions during 2014. Additionally, £6bn of funding was raised through participation in the Bank of England’s Funding for Lending Scheme. Barclays has £12bn of term funding maturing in the reminder of 2014 and £24bn in 2015. The Group expects to issue more public wholesale debt in the reminder of 2014 and 2015, in order to maintain a stable and diverse funding base by type, currency and distribution channel

Dividends

—	A second interim dividend of 1.0p will be paid on 19 September 2014

Outlook

—	2014 will be a transition year as we continue to make investments and focus on balance sheet optimisation and cost reduction

Barclays PLC – 2014 Interim Results	7

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations		30.06.14	31.12.13	30.06.13
	Notes[1]	£m	£m	£m
Net interest income		6,082	6,023	5,577
Net fee and commission income		4,256	4,335	4,396
Net trading income		2,575	1,979	4,574
Net investment income		356	263	417
Net premiums from insurance contracts		336	345	387
Other income		19	74	74
Total income		13,624	13,019	15,425
Net claims and benefits incurred on insurance contracts		(240)	(241)	(268)
Total income net of insurance claims		13,384	12,778	15,157
Credit impairment charges and other provisions		(1,086)	(1,440)	(1,631)
Net operating income		12,298	11,338	13,526

Staff costs	2	(5,730)	(5,724)	(6,431)
Administration and general expenses	3	(3,147)	(4,467)	(3,350)
Operating expenses excluding provisions for PPI and interest rate hedging products redress		(8,877)	(10,191)	(9,781)
Provision for PPI redress	11	(900)	-	(1,350)
Provision for interest rate hedging products redress	11	-	-	(650)
Operating expenses		(9,777)	(10,191)	(11,781)

(Loss)/profit on disposal of undertakings and share of results of associates and joint ventures		(20)	44	(68)
Profit before tax		2,501	1,191	1,677
Tax	4	(895)	(977)	(594)
Profit after tax :		1,606	214	1,083

Attributable to:
Ordinary equity holders of the parent:		1,126	(131)	671
Other equity holders[2]		90	-	-
Total equity holders of the parent[2]		1,216	(131)	671
Non-controlling interests	5	390	345	412
Profit after tax		1,606	214	1,083

Earnings per Share from Continuing Operations
Basic earnings/(loss) per ordinary share[2]	6	7.0p	(0.9p)	5.0p
Diluted earnings/(loss) per ordinary share[2]	6	7.0p	(0.9p)	4.8p

1	For notes to the Financial Statements see pages 54 to 87.
2	The profit after tax attributable to other equity holders of £90m (2013: £nil) is offset by a tax credit recorded in reserves of £19m (2013: £nil). The net amount of £71m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC – 2014 Interim Results	8

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations		30.06.14	31.12.13	30.06.13
	Notes[1]	£m	£m	£m
Profit after tax		1,606	214	1,083

Other comprehensive loss that may be recycled to profit or loss:
Currency translation reserve	15	(1,056)	(2,278)	511
Available for sale reserve	15	341	(288)	(94)
Cash flow hedge reserve	15	254	(753)	(1,137)
Other		(53)	(57)	20
Total comprehensive loss that may be recycled to profit or loss		(514)	(3,376)	(700)

Other comprehensive gain/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	12	236	(478)	(37)

Other comprehensive loss for the period		(278)	(3,854)	(737)

Total comprehensive profit/(loss) for the period		1,328	(3,640)	346

Attributable to:
Equity holders of the parent		1,064	(3,638)	232
Non-controlling interests		264	(2)	114
Total comprehensive profit/(loss) for the period		1,328	(3,640)	346

1	For notes, see pages 54 to 87.

Barclays PLC – 2014 Interim Results	9

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet (Unaudited)		As at	As at
Assets		30.06.14	31.12.13
	Notes[1]	£m	£m
Cash and balances at central banks		44,047	45,687
Items in the course of collection from other banks		1,746	1,282
Trading portfolio assets		128,812	133,069
Financial assets designated at fair value		39,746	38,968
Derivative financial instruments	8	333,220	350,300
Loans and advances to banks		43,448	39,422
Loans and advances to customers		442,549	434,237
Reverse repurchase agreements and other similar secured lending		171,934	186,779
Available for sale investments		87,224	91,756
Current and deferred tax assets	4	4,461	5,026
Prepayments, accrued income and other assets		5,092	4,415
Investments in associates and joint ventures		704	653
Goodwill		4,829	4,878
Intangible assets		3,049	2,807
Property, plant and equipment		3,983	4,216
Retirement benefit assets	12	55	133
Total assets		1,314,899	1,343,628

Liabilities
Deposits from banks		62,167	55,615
Items in the course of collection due to other banks		1,958	1,359
Customer accounts		443,638	431,998
Repurchase agreements and other similar secured borrowing		173,669	196,748
Trading portfolio liabilities		56,815	53,464
Financial liabilities designated at fair value		62,248	64,796
Derivative financial instruments	8	326,501	347,118
Debt securities in issue		83,832	86,693
Accruals, deferred income and other liabilities		13,128	12,934
Current and deferred tax liabilities	4	1,429	1,415
Subordinated liabilities	10	19,301	21,695
Provisions	11	3,445	3,886
Retirement benefit liabilities	12	1,743	1,958
Total liabilities		1,249,874	1,279,679

Equity
Called up share capital and share premium	13	20,655	19,887
Other reserves	15	(154)	249
Retained earnings		33,241	33,186
Shareholders’ equity attributable to ordinary shareholders of parent		53,742	53,322
Other equity instruments	14	4,326	2,063
Total equity excluding non-controlling interests		58,068	55,385
Non-controlling interests	5	6,957	8,564
Total equity		65,025	63,949

1	For notes, see pages 54 to 87.

Barclays PLC – 2014 Interim Results	10

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.14	Called up Share Capital and Share Premium[1]	Other Equity Instruments[1]	Other Reserves[1]	Retained Earnings	Total	Non- controlling Interests[2]	Total Equity
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2014	19,887	2,063	249	33,186	55,385	8,564	63,949
Profit after tax	-	90	-	1,126	1,216	390	1,606
Currency translation movements	-	-	(941)	-	(941)	(115)	(1,056)
Available for sale investments	-	-	345	-	345	(4)	341
Cash flow hedges	-	-	260	-	260	(6)	254
Retirement benefit remeasurements	-	-	-	237	237	(1)	236
Other	-	-	-	(53)	(53)	-	(53)
Total comprehensive income for the year	-	90	(336)	1,310	1,064	264	1,328
Issue of new ordinary shares	64	-	-	-	64	-	64
Issue of shares under employee share schemes	704	-	-	379	1,083	-	1,083
Issue and exchange of equity instruments	-	2,263	-	(155)	2,108	(1,527)	581
Other equity instruments coupons paid	-	(90)	-	19	(71)	-	(71)
Increase in treasury shares	-	-	(842)	-	(842)	-	(842)
Vesting of shares under employee share schemes	-	-	775	(775)	-	-	-
Dividends paid	-	-	-	(728)	(728)	(334)	(1,062)
Other reserve movements	-	-	-	5	5	(10)	(5)
Balance at 30 June 2014	20,655	4,326	(154)	33,241	58,068	6,957	65,025

Half Year Ended 31.12.13
Balance at 1 July 2013	13,988	-	3,233	33,862	51,083	9,054	60,137
(Loss)/profit after tax	-	-	-	(131)	(131)	345	214
Currency translation movements	-	-	(1,951)	-	(1,951)	(327)	(2,278)
Available for sale investments	-	-	(283)	-	(283)	(5)	(288)
Cash flow hedges	-	-	(746)	-	(746)	(7)	(753)
Retirement benefit remeasurements	-	-	-	(470)	(470)	(8)	(478)
Other	-	-	-	(57)	(57)	-	(57)
Total comprehensive income for the period	-	-	(2,980)	(658)	(3,638)	(2)	(3,640)
Issue of new ordinary shares	5,870	-	-	-	5,870	-	5,870
Issue of shares under employee share schemes	29	-	-	352	381	-	381
Issue of other equity instruments	-	2,063	-	-	2,063	-	2,063
Increase in treasury shares	-	-	(17)	-	(17)	-	(17)
Vesting of shares under employee share schemes	-	-	13	(13)	-	-	-
Dividends paid	-	-	-	(289)	(289)	(490)	(779)
Other reserve movements	-	-	-	(68)	(68)	2	(66)
Balance at 31 December 2013	19,887	2,063	249	33,186	55,385	8,564	63,949

Half Year Ended 30.06.13
Balance at 1 January 2013	12,477	-	3,674	34,464	50,615	9,371	59,986
Profit after tax	-	-	-	671	671	412	1,083
Currency translation movements	-	-	750	-	750	(239)	511
Available for sale investments	-	-	(96)	-	(96)	2	(94)
Cash flow hedges	-	-	(1,080)	-	(1,080)	(57)	(1,137)
Retirement benefit remeasurements	-	-	-	(33)	(33)	(4)	(37)
Other	-	-	-	20	20	-	20
Total comprehensive income for the period	-	-	(426)	658	232	114	346
Issue of new ordinary shares	750	-	-	-	750	-	750
Issue of shares under employee share schemes	761	-	-	337	1,098	-	1,098
Increase in treasury shares	-	-	(1,049)	-	(1,049)	-	(1,049)
Vesting of shares under employee share schemes	-	-	1,034	(1,034)	-	-	-
Dividends paid	-	-	-	(570)	(570)	(323)	(893)
Other reserve movements	-	-	-	7	7	(108)	(101)
Balance at 30 June 2013	13,988	-	3,233	33,862	51,083	9,054	60,137

1	Details of Share Capital, Other Equity Instruments and Other Reserves are shown on page 71 to 72.
2	Details of Non-controlling Interests are shown on page 57.

Barclays PLC – 2014 Interim Results	11

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement (Unaudited)

	Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations	30.06.14	31.12.13	30.06.13
	£m	£m	£m
Profit before tax	2,501	1,191	1,677
Adjustment for non-cash items	1,760	6,230	351
Changes in operating assets and liabilities	(3,082)	(42,699)	9,866
Corporate income tax paid	(586)	(764)	(794)
Net cash from operating activities	593	(36,042)	11,100
Net cash from investing activities	7,463	(6,017)	(16,628)
Net cash from financing activities	(2,202)	7,122	(1,212)
Effect of exchange rates on cash and cash equivalents	(1,380)	(3,125)	3,323
Net increase/(decrease) in cash and cash equivalents	4,474	(38,062)	(3,417)
Cash and cash equivalents at beginning of the period	81,754	119,816	123,233
Cash and cash equivalents at end of the period	86,228	81,754	119,816

Barclays PLC – 2014 Interim Results	12

Results by Business

Personal and Corporate Banking

Income Statement Information	Half Year ended	Half Year ended	Half Year ended
	30.06.14 £m	31.12.13 £m	30.06.13 £m	YoY % Change
Net interest income	3,057	3,033	2,860	7
Net fee and commission income	1,257	1,320	1,403	(10)
Other income	47	65	42	12
Total income	4,361	4,418	4,305	1
Credit impairment charges and other provisions	(230)	(322)	(299)	23
Net operating income	4,131	4,096	4,006	3

Operating expenses	(2,554)	(2,706)	(2,754)	7
Costs to achieve Transform	(115)	(292)	(92)	(25)
UK bank levy	-	(66)	-	-
Total operating expenses	(2,669)	(3,064)	(2,846)	6

Other net income	6	4	37	(84)
Profit before tax	1,468	1,036	1,197	23
Attributable profit	1,039	800	881	18

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£216.7bn	£212.2bn	£211.3bn
Total assets	£268.1bn	£278.5bn	£288.3bn
Customer deposits	£298.3bn	£295.9bn	£289.5bn
Risk weighted assets - CRD IV fully loaded	£117.9bn	£118.3bn	n/a
Average allocated tangible equity	£13.0bn	£13.3bn	£13.1bn
Average allocated equity	£17.3bn	£17.5bn	£17.2bn

Average LTV of mortgage portfolio[1]	55%	56%	58%
Average LTV of new mortgage lending[1]	64%	64%	64%

Number of branches	1,546	1,560	1,577

Performance Measures
Return on average tangible equity	16.1%	12.0%	13.5%
Return on average equity	12.1%	9.1%	10.3%
Cost: income ratio	61%	69%	66%
Loan loss rate (bps)	21	29	28

1	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Barclays PLC – 2014 Interim Results	13

Results by Business

Personal and Corporate Banking

Personal and Corporate Banking (PCB) comprises personal banking, mortgages, wealth and investment management and corporate banking. Through these businesses we serve the needs of our customers and clients in the UK and in selected international markets. Managing these businesses together will help drive product and customer segment capabilities as well as cost synergies through platform integration and leveraging expertise, particularly within digital channels.

The number of customers using digital channels continued to grow substantially; mobile banking users almost doubled to 3.0m customers and Pingit users more than doubled to 1.7m. PCB continued to support the UK economy advancing £2.3bn of net mortgage lending in the first half of the year and advancing £0.9bn of gross term lending to small businesses1 in addition to helping close to 60,000 start-ups.

Progress continues to be made on the Transform strategy. During H114, the business incurred £115m (2013: £92m) of costs to achieve Transform. Operational efficiency has been enhanced through ongoing rationalisation to focus on target markets and simplify operations, with continued investment in the customer experience across multiple channels.

Income Statement – H114 compared to H113

—	Total income increased 1% to £4,361m driven by strong savings and mortgage growth partially offset by lower fees

—	Net interest income increased 7% to £3,057m driven by strong savings and mortgage growth. Net interest margin was up 8bps to 296bps due to lower funding costs and lower customer deposit rates

—	Net fee and commission income declined 10% to £1,257m primarily due to lower fees from current account and insurance products, and corporate banking

—

Credit impairment charges reduced £69m to £230m due to the improving economic environment in the UK. Personal banking benefited from lower write-offs in overdrafts and in home loans. Corporate banking benefited from higher levels of releases and recoveries in the UK

—	Operating expenses reduced 6% to £2,669m reflecting benefits from headcount reduction, partially offset by increased costs to achieve Transform of £115m (2013: £92m)

—	Profit before tax increased 23% to £1,468m

Income Statement – Q214 compared to Q114

—

Profit before tax increased 13% to £780m driven by £40m lower impairment due to the improving economic environment in the UK and higher levels of releases in corporate banking, in addition to £41m lower operating expenses reflecting benefits from Transform programmes

Balance Sheet – 30 June 2014 compared to 31 December 2013

—	Loans and advances to customers increased £4.5bn to £216.7bn due to increases in mortgage balances and UK corporate loans

—	Total assets decreased 4% to £268.1bn primarily driven by a reduction in the Group liquidity pool allocation partly offset by the increase in loans and advances to customers

—

Customer deposits increased £2.4bn to £298.3bn due to increases in UK corporate and personal deposits, partially offset by net reductions in wealth and investment management deposits primarily driven by reduced institutional cash deposits

—	RWAs reduced to £117.9bn (2013: £118.3bn) driven by changes in risk profile and the treatment of high quality liquidity assets, partially offset by balance sheet growth

1	Small businesses with a turnover of less than £5m.

Barclays PLC – 2014 Interim Results	14

Results by Business

Barclaycard

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.14 £m	31.12.13 £m	30.06.13 £m	YoY % Change
Net interest income	1,500	1,444	1,385	8
Net fee and commission income	613	631	625	(2)
Other income	11	9	9	22
Total income	2,124	2,084	2,019	5
Credit impairment charges and other provisions	(537)	(556)	(540)	1
Net operating income	1,587	1,528	1,479	7

Operating expenses	(822)	(912)	(874)	6
Costs to achieve Transform	(36)	(44)	(5)
UK bank levy	-	(22)	-	-
Total operating expenses	(858)	(978)	(879)	2

Other net income	35	17	16
Profit before tax	764	567	616	24
Attributable profit	539	383	439	23

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£33.2bn	£31.5bn	£30.1bn
Total assets	£36.2bn	£34.4bn	£34.3bn
Customer deposits	£5.9bn	£5.1bn	£4.4bn
Risk weighted assets - CRD IV fully loaded	£37.7bn	£35.7bn	n/a
Average allocated tangible equity	£4.6bn	£4.2bn	£4.0bn
Average allocated equity	£5.7bn	£5.4bn	£5.2bn

30 day arrears rates - UK cards	2.4%	2.4%	2.5%
30 day arrears rates - US cards	1.9%	2.1%	2.0%

Performance Measures
Return on average tangible equity	23.6%	18.2%	21.7%
Return on average equity	18.9%	14.3%	16.8%
Cost: income ratio	40%	47%	44%
Loan loss rate (bps)	311	334	342

Barclays PLC – 2014 Interim Results	15

Results by Business

Barclaycard

Barclaycard was largely unchanged by the Group Strategy Update, with the exception of the African Card business moving to Africa Banking and the UK secured lending portfolio moving to Barclays Non-Core.

Barclaycard continued to grow across all businesses, delivering 5% income growth, with a net increase of 2.3m customers since June 2013. Innovation remained a key priority, with the launch of the open-market bPay band – a wearable contactless payment device – and Barclaycard Anywhere, a new mobile point-of-sale solution that makes it easy for businesses to take card payments securely, anywhere in the UK.

On the journey to become the ‘Go-To’ bank for consumer payments, Barclaycard focuses on providing customers and clients with simple solutions that offer clear value. The business looks to improve the customer experience through operational enhancements, improved technical capability and digitalisation.

Income Statement – H114 compared to H113

—	Income improved 5% to £2,124m reflecting net lending growth across the business

–	UK income, including both the consumer and merchant sides of payments, increased by 8% to £1,368m reflecting net lending growth and lower funding costs

–	International income remained flat at £756m reflecting higher customer asset balances in the US and Germany, offset by depreciation of USD against GBP

—

Net interest income increased by 8% to £1,500m driven by volume growth. Net interest margin remained stable at 9.05% (2013: 9.03%). The impact of promotional offers and a change in product mix, with growth through the US partner portfolio, were offset by lower funding costs

—	Net fees and commission income remained broadly stable at £613m (2013: £625m)

—

Credit impairment charges remained flat at £537m (2013: £540m), with the impact of volume growth being offset by a reduction in impairment rates and depreciation of USD against GBP. Loan loss rates reduced by 31bps to 311bps and 30 day delinquency rates fell in UK and US consumer cards businesses

—

Operating expenses reduced 2% to £858m driven by depreciation of USD against GBP, a VAT refund and improved efficiency, partially offset by costs associated with volume growth and costs to achieve Transform

—	Profit before tax improved 24% to £764m

Income Statement – Q214 compared to Q114

—	Profit before tax increased 8% to £396m driven by higher volumes

Balance Sheet – 30 June 2014 compared to 31 December 2013

—	Total assets increased £1.8bn to £36.2bn driven by the increase in loans and advances to customers across the business

—	Customer deposits increased by £0.8bn to £5.9bn due to funding initiatives in the US

—	RWAs increased to £37.7bn (2013: £35.7bn) driven by increased customer lending

Barclays PLC – 2014 Interim Results	16

Results by Business

Africa Banking

					Constant Currency[1]
	Half Year Ended	Half Year Ended	Half Year Ended		Half Year Ended	Half Year ended
Income Statement Information	30.06.14	31.12.13	30.06.13	YoY	30.06.14	30.06.13	YoY
	£m	£m	£m	% Change	£m	£m	% Change
Net interest income	1,007	1,105	1,140	(12)	1,261	1,140	11
Net fee and commission income	527	633	621	(15)	661	621	6
Net premiums from insurance contracts	167	182	192	(13)	211	192	10
Net trading income	144	114	143	1	181	143	27
Other income	12	40	54	(78)	15	54	(72)
Total income	1,857	2,074	2,150	(14)	2,329	2,150	8
Net claims and benefits incurred under insurance contracts	(84)	(90)	(95)	12	(106)	(95)	(12)
Total income net of insurance claims	1,773	1,984	2,055	(14)	2,223	2,055	8
Credit impairment charges and other provisions	(196)	(205)	(274)	28	(249)	(274)	9
Net operating income	1,577	1,779	1,781	(11)	1,974	1,781	11

Operating expenses	(1,082)	(1,221)	(1,230)	12	(1,344)	(1,230)	(9)
Costs to achieve Transform	(17)	(17)	(9)	(89)	(22)	(9)
UK bank levy	-	(42)	-	-	-	-
Total operating expenses	(1,099)	(1,280)	(1,239)	11	(1,366)	(1,239)	(10)

Other net income	6	3	5	20	8	5	60
Profit before tax	484	502	547	(12)	616	547	13
Attributable profit	181	134	222	(18)	231	222	4

Balance Sheet Information and Key Facts	Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13		Half Year Ended 30.06.14	Half Year ended 31.12.13
Loans and advances to customers at amortised cost	£33.8bn	£34.9bn	£38.7bn		£35.3bn	£34.9bn
Total assets	£52.4bn	£54.9bn	£61.2bn		£54.8bn	£54.9bn
Customer deposits	£33.2bn	£34.6bn	£37.9bn		£34.6bn	£34.6bn
Risk weighted assets - CRD IV fully loaded	£36.5bn	£38.0bn	n/a
Average tangible equity[2]	£2.7bn	£2.9bn	£3.4bn
Average equity[2]	£3.8bn	£4.1bn	£4.7bn

Average LTV of mortgage portfolio[3]	61.2%	62.3%	63.7%
Average LTV of new mortgage lending[3]	75.0%	74.9%	74.1%

Number of distribution points	1,369	1,396	1,433

ZAR/£ - Period end	18.17	17.37	15.11
ZAR/£ - Average	17.82	15.94	14.20

Performance Measures
Return on average tangible equity	13.3%	9.3%	13.0%
Return on average equity	9.6%	6.6%	9.4%
Cost: income ratio	62%	65%	60%
Loan loss rate (bps)	110	107	134

1	Constant currency results are calculated by converting ZAR results into GBP using the average H113 exchange rate for the income statement and the FY13 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.
2	For Africa Banking the equity used for return on average equity is Barclays’ share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis but excludes both Barclays’ goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.
3	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Barclays PLC – 2014 Interim Results	17

Results by Business

Africa Banking

The combined Africa Banking business is managed under three primary businesses: Retail and Business Banking (RBB); Wealth, Investment Management and Insurance (WIMI); Corporate and Investment Banking (CIB) as well as an Africa Head Office function.

The current focus areas of execution are:

—

The RBB turnaround strategy which is gaining early traction and key indicators around client numbers, cheque account growth, transactional deposits balances and debit card turnover are reflected in a stabilisation in income

—	CIB investment across Africa has seen the roll-out of BARX in markets across Africa and strong growth in income generated outside South Africa

—	WIMI growth in net premium income reflects the close collaboration with other business areas and also the expansion outside South Africa

Africa Banking results showed strong underlying momentum in H114, with constant currency profit before tax increasing 13%. Reported results were adversely affected by currency movements with the average ZAR for H114 compared to H113 depreciating 25% against GBP.

Income Statement – H114 compared to H113

—

Total income net of insurance claims declined 14% to £1,773m. On a constant currency basis, total income grew 8% reflecting balance sheet growth and strong non-interest income growth in the CIB Markets business, in addition to improved income in RBB despite modest balance sheet growth. WIMI showed modest growth, impacted by higher weather-related short term claims

—

Net interest income decreased 12% to £1,007m. On a constant currency basis, net interest income increased 11% driven by higher average loans and advances to customers in CIB, growth in RBB customer deposits and an increased net interest margin following the rise in the South African benchmark interest rate

—	Net fee and commission income decreased 15% to £527m. On a constant currency basis, net fee and commission income increased 6% reflecting strong performance particularly in cards

—

Credit impairment charges decreased 28% to £196m. On a constant currency basis, credit impairment charges reduced 9% driven by improvements mainly in the South Africa mortgages portfolio, partially offset by increased provisions in the cards portfolio. The loan loss rate improved 24bps to 110bps

—

Operating expenses decreased 11% to £1,099m. On a constant currency basis, operating expenses increased 10% largely reflecting increased spend on key initiatives including costs to achieve Transform, in addition to higher staff costs

—	Profit before tax decreased 12% to £484m. On a constant currency basis, profit before tax increased 13%

Income Statement – Q214 compared to Q114

—	Profit before tax of £244m (Q114: £240m) is largely in line with stronger performance in CIB

Balance Sheet – 30 June 2014 compared to 31 December 2013

—	Loans and advances to customers decreased 3% to £33.8bn. On a constant currency basis, loans and advances increased 1%

—	Total assets decreased by 5% to £52.4bn. On a constant currency basis, total assets were broadly in line

—	Customer deposits decreased 4% to £33.2bn. On a constant currency basis, customer deposits remained broadly in line

—	RWAs decreased 4% to £36.5bn. On a constant currency basis RWAs decreased 1% driven by lower operational risk

Barclays PLC – 2014 Interim Results	18

Results by Business

Investment Bank

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.14	31.12.13	30.06.13	YoY
	£m	£m	£m	% Change
Net interest income	334	229	164
Net fee and commission income	1,726	1,622	1,610	7
Net trading income	2,137	1,792	3,177	(33)
Net investment income[1]	60	(10)	271	(78)
Total income	4,257	3,633	5,222	(18)
Credit impairment releases/(charges) and other provisions	26	(16)	38	(32)
Net operating income	4,283	3,617	5,260	(19)

Operating expenses	(2,943)	(2,979)	(3,193)	8
Costs to achieve Transform	(282)	(74)	(116)
UK bank levy	-	(236)	-	-
Total operating expenses	(3,225)	(3,289)	(3,309)	3

Profit before tax	1,058	328	1,951	(46)
Attributable profit	435	209	1,306	(67)

Balance Sheet Information
Trading portfolio assets	£101.2bn	£96.6bn	£107.4bn
Derivative financial instrument assets	£104.2bn	£108.7bn	£128.4bn
Reverse repurchase agreements and other similar secured lending	£83.0bn	£78.2bn	£93.1bn
Total assets	£447.8bn	£439.6bn	£515.5bn
Risk weighted assets - fully loaded CRD IV	£125.5bn	£126.0bn	n/a
Average allocated tangible equity	£14.9bn	£15.0bn	£16.0bn
Average allocated equity	£15.6bn	£15.6bn	£16.6bn

Performance measures
Return on average tangible equity	5.9%	2.8%	16.3%
Return on average equity	5.7%	2.7%	15.7%
Cost: income ratio	76%	91%	63%

Analysis of Total Income
Investment Banking fees	1,174	1,097	1,063	10
Lending[2]	169	110	215	(21)
Banking	1,343	1,207	1,278	5
Credit[3]	616	539	718	(14)
Equities	1,220	945	1,352	(10)
Macro[3]	1,056	951	1,629	(35)
Markets	2,892	2,435	3,699	(22)
Banking & Markets	4,235	3,642	4,977	(15)
Other[1]	22	(9)	245	(91)
Total income	4,257	3,633	5,222	(18)

1	Net investment income and other income includes the £259m gain recognised in Q2 2013 in respect of assets not yet received from the 2008 US Lehman acquisition.
2	Lending income includes net interest income, fee income and risk management income or losses. H114 net interest and fee income was £268m (2013: £264m), while risk management losses were £99m (2013: £49m). While net interest and fee income tends to be broadly stable over time, there is volatility in risk management income or losses.
3	Macro represents Rates, Currencies and Commodities income. Credit represents Credit, Securitised Products and Municipals income.

Barclays PLC – 2014 Interim Results	19

Results by Business

Investment Bank

The Investment Bank now consists of origination led and returns focused markets and banking businesses. Non-strategic and lower returning businesses have been moved to Barclays Non-Core, and the African Investment Banking business has been moved to Africa Banking. Investment Bank treasury operations have been moved to be reported where they are now managed alongside the Group treasury operations within Head Office and Other Operations.

Markets income reduced in H114 compared to H113 due to lower volatility and elevated activity in the prior year. In H114 strong growth was seen in the Banking franchise, which continued to outperform the market1 with Equity underwriting having experienced record half-yearly revenues.

The Investment Bank continued to make progress in delivering the Transform strategy, with a focus on driving cost and capital efficiency, strengthening the control environment, and capitalising on the build out of Equities and Banking. The business incurred costs to achieve Transform of £282m primarily related to restructuring across Europe, Asia and the Americas.

Income Statement – H114 compared to H113

—

Total income decreased 18% to £4,257m including a 4% reduction due to a fair value adjustment in the prior year of £259m relating to the 2008 US Lehman acquisition and a 5% reduction due to currency movements. Excluding these items income decreased 10%

–	Investment Banking fee income increased 10% driven by increased financial advisory and record equity underwriting fees with debt underwriting largely in line with prior year

–	Markets income decreased 22%

—	Credit decreased 14% to £616m driven by lower client activity amid challenging trading conditions and tightening credit spreads

—	Equities decreased 10% to £1,220m due to declines in the cash equities business reflecting lower client volumes, partially offset by higher income in equity financing

—	Macro decreased 35% to £1,056m reflecting decreased volatility in currency markets and subdued client activity in rates

–

Other income decreased £223m to £22m primarily related to a fair value adjustment in the prior year of £259m as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

—	Net credit impairment release of £26m (2013: £38m) across a number of counterparties

—

Operating expenses decreased 3% to £3,225m due to lower compensation costs, benefits from Transform programmes, including business restructuring and operational streamlining, and favourable currency movements. This was partially offset by costs to achieve Transform of £282m (2013: £116m), primarily related to restructuring initiatives across Europe, Asia and the Americas, and litigation and conduct charges

—	Including costs to achieve Transform, the cost: income ratio increased 13% to 76%

—	Profit before tax decreased 46% to £1,058m

1	Source: Dealogic daily feed, 1 July 2014.

Barclays PLC – 2014 Interim Results	20

Results by Business

Income Statement – Q214 compared to Q213

—

Total income decreased 16% to £2,154m including a 8% reduction due to a fair value adjustment in the prior year of £259m relating to the 2008 US Lehman acquisition and a 6% reduction due to currency movements. Excluding these items total income decreased 2%

–	Investment Banking fee income increased 35% to £661m driven by increased debt and equity underwriting deal issuance and financial advisory

–	Markets income decreased 16% to £1,403m

—	Credit increased 13% to £270m driven by increased income from securitised products

—	Equities decreased 16% to £629m due to a decline in client activity in cash equities as Q213 benefitted from improved global equity markets driven by increased market confidence

—	Macro decreased 27% to £504m reflecting lower client activity across rates and currency in Q214

—

Operating expenses increased 12% to £1,594m due to costs to achieve Transform, including business restructuring and operational streamlining, and increased litigation and conduct charges more than offsetting savings from Transform programmes and favourable currency movements

—	Profit before tax decreased 50% to £567m

Balance Sheet – 30 June 2014 compared to 31 December 2013

—	Trading portfolio assets increased 5% to £101.2bn due to increased client demand for securitised products within Credit

—	Derivative financial instrument assets decreased 4% to £104.2bn due to the strengthening of GBP against USD and reduced volumes

—	Reverse repurchase agreements increased 6% to £83.0bn in line with mandated limits

—	RWAs remained broadly in line at £125.5bn (2013: £126.0bn)

Barclays PLC – 2014 Interim Results	21

Results by Business

Intentionally left blank

Barclays PLC – 2014 Interim Results	22

Results by Business

Head Office and Other Operations

	Half year Ended	Half year Ended	Half year Ended
Income Statement Information	30.06.14	31.12.13	30.06.13
	£m	£m	£m
Net interest income/(expense)	1	98	(166)
Net fee and commission expense	(181)	(69)	(48)
Net trading income	117	25	146
Net investment income	204	51	17
Net premiums from insurance contracts	9	12	13
Other income	9	29	34
Total income/(expense)	159	146	(4)
Credit impairment releases	-	3	-
Net operating income/(expense)	159	149	(4)

Operating expenses	(91)	(72)	(41)
Costs to achieve Transform	(2)	(22)	-
UK bank levy	-	(29)	-
Total operating expenses	(93)	(123)	(41)

Other net (expense)/income	(0)	6	(2)
Profit/(loss) before tax	66	32	(47)
Attributable profit/(loss)	30	84	(173)

Balance Sheet Information
Total assets	£41.7bn	£25.0bn	£45.6bn
Risk weighted assets - fully loaded CRD IV1	£6.0bn	£14.6bn	n/a
Average allocated tangible equity[2]	£(2.1bn)	£(6.4bn)	£(8.7bn)
Average allocated equity[2]	£(1.8bn)	£(6.0bn)	£(8.3bn)

1	Following the full implementation of CRD IV reporting in 2014, the previously reported 31 December 2013 RWAs have been revised by £6.9bn to £14.6bn.
2	Average allocated tangible equity and equity for the Head Office and Other Operations include risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity caused by allocating equity at the target 10.5% of average risk weighted assets as opposed to the lower actual Core Tier 1 ratio of between 9.1 and 9.9% during H114.

Barclays PLC – 2014 Interim Results	23

Results by Business

Head Office and Other Operations

Head Office and Other Operations now include treasury operations previously reported in the Investment Bank, while the Africa Head Office function has been transferred to Africa Banking

Income Statement – H114 compared to H113

—	Total income increased to £159m (2013: expense of £4m) predominantly driven by a net gain of £69m from foreign exchange recycling arising from the restructure of group subsidiaries

—	Operating expenses increased £52m to £93m, mainly due to litigation and conduct charges

—	Profit before tax of £66m moved from a loss of £47m in 2013

Income Statement – Q214 compared to Q114

—	Profit before tax of £6m (Q114: £60m) due to operating expenses increasing £49m to £71m, mainly due to litigation and conduct charges

Balance Sheet – 30 June 2014 compared to 31 December 2013

—	Total assets increased to £41.7bn (2013: £25.0bn) primarily reflecting an increase in surplus Group liquidity pool assets

—	RWAs decreased to £6.0bn (2013: £14.6bn). Excluding the impact of the £6.9bn comparative revisions, the decrease was primarily driven by changes in the treatment of high quality liquidity assets

Barclays PLC – 2014 Interim Results	24

Results by Business

Barclays Non-Core

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.14	31.12.13	30.06.13	YoY
	£m	£m	£m	% Change
Net interest income	183	113	194	(6)
Net fee and commission income	314	198	185	70
Net trading income	116	327	1,000	(88)
Net premiums from insurance contracts	147	140	166	(11)
Other income	53	192	101	(48)
Total income	813	970	1,646	(51)
Net claims and benefits incurred under insurance contracts	(155)	(152)	(172)	10
Total income net of insurance claims	658	818	1,474	(55)
Credit impairment charges and other provisions	(149)	(344)	(556)	73
Net operating income	509	474	918	(45)

Operating expenses	(893)	(1,149)	(1,049)	15
Costs to achieve Transform	(41)	(120)	(418)	90
UK bank levy	-	(109)	-
Total operating expenses	(934)	(1,378)	(1,467)	36

Other net (expense)/income	(66)	14	(124)	47
Loss before tax	(491)	(890)	(673)	27
Attributable loss	(464)	(1,271)	(619)	25

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£75.5bn	£81.9bn	£95.9bn
Loans and advances to customers at fair value	£17.0bn	£17.6bn	£18.6bn
Trading portfolio assets	£22.9bn	£30.7bn	£41.5bn
Derivative financial instrument assets	£227.0bn	£239.3bn	£301.9bn
Reverse repurchase agreements and other similar secured lending	£86.8bn	£104.7bn	£123.6bn
Total assets	£468.6bn	£511.2bn	£623.0bn
Customer deposits	£28.6bn	£29.3bn	£34.2bn
Risk weighted assets - CRD IV fully loaded	£87.5bn	£109.9bn	n/a
Average allocated tangible equity	£14.2bn	£16.3bn	£17.2bn
Average allocated equity	£14.5bn	£16.5bn	£17.5bn

Performance Measures
Return on average tangible equity[1]	(6.0%)	(9.6%)	(10.2%)
Return on average equity[1]	(4.5%)	(7.5%)	(7.3%)
Cost: income ratio	142%	168%	99%
Loan loss rate (bps)	45	81	114

Analysis of Total Income
Businesses	564	662	822	(31)
Securities and Loans	147	171	570	(74)
Derivatives	(53)	(15)	82
Total Income	658	818	1,474	(55)

1	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns.

Barclays PLC – 2014 Interim Results	25

Results by Business

Barclays Non-Core

Barclays Non Core (BNC) groups together businesses and assets that are no longer strategically attractive to Barclays and are being managed under three broad categories:

—	Businesses, including all of Europe Retail

—	Securities and Loans, incorporating Investment Bank portfolio assets and the UK corporate long term fair value loan portfolio

—	Derivatives, including the pre-CRD IV Rates portfolio

These businesses and assets will be exited over time with actions already undertaken during H114.

Income Statement – H114 compared to H113

—	Total income net of insurance claims decreased 55% to £658m

–	Businesses income decreased 31% to £564m due to exit from non strategic principal businesses and reduced European retail income

–

Securities and Loans decreased 74% to £147m primarily driven by active rundown of securities, fair value adjustments on wholesale loan portfolios and favourable market movements for certain securitised products in 2013

–	Derivatives income reduced £135m to an expense of £53m reflecting reduced income from the pre-CRD IV Rates portfolio and hedging activities

—

Credit impairment charges improved by £407m to £149m primarily driven by a prior year charge against a single name exposure, better credit performance in retail and lower charges on the wholesale portfolio, reflecting actions to reduce exposures to the Spanish property and construction sectors

—	Operating expenses decreased 36% to £934m reflecting

–	Benefits from Transform programmes, including reduction in compensation costs, Europe retail employees and distribution points

–	Cost to achieve Transform reduced by £377m to £41m reflecting the significant restructuring in Europe retail in H113

—

Other net expense reduced £58m to £66m due to a lower valuation adjustment recognised in Q2 in respect of contractual obligations to trading partners, based in locations affected by the Group Strategy Update

—	Loss before tax decreased £182m to £491m

Income Statement – Q214 compared to Q114

—

Loss before tax increased £183m to £337m reflecting exits from non-strategic principal businesses and rundown of securities, coupled with a valuation adjustment recognised in respect of contractual obligations to trading partners

Balance Sheet – 30 June 2014 compared to 31 December 2013

—	Loans and advances to banks and customers at amortised cost reduced 8% to £75.5bn driven by asset reduction activity as part of the Transform strategy and currency movements

—	Trading portfolio assets decreased 25% to £22.9bn due to exiting of positions

—	Derivative financial instrument assets decreased 5% to £227.0bn due to balance sheet reduction initiatives, including trade maturities

—	Reverse repurchase agreements and other similar lending decreased 17% to £86.8bn predominately driven by lower matched book trading due a focus on deleveraging the balance sheet

—	Customer deposits reduced 2% to £28.6bn due to currency movements and reduced customer balances

—	RWAs reduced 20% to £87.5bn reflecting rundown and exit of securities and reductions in derivative risk

Barclays PLC – 2014 Interim Results	26

Barclays Results by Quarter

Barclays Group Results by Quarter	Q214	Q114	Q413	Q313	Q213	Q113	Q412	Q312
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	6,615	6,769	6,544	6,234	7,674	7,483	6,307	5,928
Credit impairment charges and other provisions	(538)	(548)	(718)	(722)	(925)	(706)	(825)	(805)
Net operating income	6,077	6,221	5,826	5,512	6,749	6,777	5,482	5,123
Operating expenses	(5,342)	(4,435)	(5,828)	(4,363)	(6,485)	(5,296)	(5,690)	(5,053)
Other net income	(46)	26	19	25	(122)	54	43	21
Statutory profit/(loss) before tax	689	1,812	17	1,174	142	1,535	(165)	91
Statutory profit/(loss) after tax	391	1,215	(514)	728	39	1,044	(364)	(13)

Attributable to:
Ordinary equity holders of the parent	161	965	(642)	511	(168)	839	(589)	(183)
Other equity holders	41	49	-	-	-	-	-	-
Non-controlling interests	189	201	128	217	207	205	225	170

Adjusted basis
Total income net of insurance claims	6,682	6,650	6,639	6,445	7,337	7,734	6,867	7,002
Credit impairment charges and other provisions	(538)	(548)	(718)	(722)	(925)	(706)	(825)	(805)
Net operating income	6,144	6,102	5,921	5,723	6,412	7,028	6,042	6,197
Operating expenses	(4,188)	(4,195)	(4,777)	(4,262)	(4,359)	(4,782)	(4,345)	(4,353)
Costs to achieve Transform	(254)	(240)	(468)	(101)	(126)	(514)	-	-
UK bank levy	-	-	(504)	-	-	-	(345)	-
Total operating expenses	(4,442)	(4,435)	(5,749)	(4,363)	(4,485)	(5,296)	(4,690)	(4,353)
Other net (expense)/income	(46)	26	19	25	(122)	54	43	21
Adjusted profit before tax	1,656	1,693	191	1,385	1,805	1,786	1,395	1,865

Adjusting items
Own credit[1]	67	(119)	95	211	(337)	251	560	1,074
Provision for PPI redress[2]	900	-	-	-	1,350	-	600	700
Provision for interest rate hedging products redress[2]	-	-	-	-	650	-	400	-
Goodwill impairment[2]	-	-	79	-	-	-	-	-

Adjusted basic earnings/(loss) per share	5.4p	5.5p	(2.8p)	5.4p	7.7p	7.5p	6.7p	7.8p
Adjusted cost: income ratio	66%	67%	87%	68%	61%	68%	68%	62%
Basic earnings per share	1.0p	6.0p	(4.5p)	3.8p	(1.2p)	6.3p	(4.5p)	(1.4p)
Cost: income ratio	82%	66%	89%	70%	85%	71%	90%	85%

1	Adjusting item recorded in total income net of insurance claims.
2	Adjusting item in operating expenses.

Barclays PLC – 2014 Interim Results	27

Business Results by Quarter

Barclays Core	Q214 £m	Q114 £m	Q413 £m	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m
Total income net of insurance claims	6,397	6,277	6,189	6,076	6,773	6,824	6,115	6,278
Credit impairment charges and other provisions	(456)	(481)	(542)	(554)	(558)	(517)	(600)	(628)
Net operating income	5,941	5,796	5,647	5,522	6,215	6,307	5,515	5,650
Operating expenses	(3,738)	(3,753)	(4,114)	(3,776)	(3,853)	(4,239)	(3,844)	(3,906)
Costs to achieve Transform	(237)	(216)	(365)	(84)	(64)	(158)	-	-
UK bank levy	-	-	(395)	-	-	-	(263)	-
Total operating expenses	(3,975)	(3,969)	(4,874)	(3,860)	(3,917)	(4,397)	(4,107)	(3,906)
Other net income	27	20	15	15	13	43	21	12
Profit before tax	1,993	1,847	788	1,677	2,311	1,953	1,429	1,756

Barclays Non-Core
Total income net of insurance claims	285	373	450	368	564	911	752	724
Credit impairment charges and other provisions	(82)	(67)	(176)	(168)	(367)	(189)	(226)	(177)
Net operating income	203	306	274	200	197	722	526	547
Operating expenses	(451)	(442)	(664)	(485)	(507)	(542)	(500)	(447)
Costs to achieve Transform	(17)	(24)	(103)	(17)	(62)	(356)	-	-
UK bank levy	-	-	(109)	-	-	-	(82)	-
Total operating expenses	(468)	(466)	(876)	(502)	(569)	(898)	(582)	(447)
Other net (expense)/income	(72)	6	4	10	(135)	11	21	9
(Loss)/profit before tax	(337)	(154)	(598)	(292)	(507)	(165)	(35)	109

Personal and Corporate Banking
Total income net of insurance claims	2,188	2,173	2,166	2,252	2,192	2,113	2,153	2,151
Credit impairment charges and other provisions	(95)	(135)	(169)	(153)	(165)	(134)	(191)	(152)
Net operating income	2,093	2,038	1,997	2,099	2,027	1,979	1,962	1,999
Operating expenses	(1,256)	(1,298)	(1,388)	(1,318)	(1,378)	(1,376)	(1,337)	(1,356)
Costs to achieve Transform	(58)	(57)	(219)	(73)	(55)	(37)	-	-
UK bank levy	-	-	(66)	-	-	-	(49)	-
Total operating expenses	(1,314)	(1,355)	(1,673)	(1,391)	(1,433)	(1,413)	(1,386)	(1,356)
Other net income	1	5	3	1	7	30	3	7
Profit before tax	780	688	327	709	601	596	579	650

Barclaycard
Total income net of insurance claims	1,082	1,042	1,034	1,050	1,030	989	987	956
Credit impairment charges and other provisions	(268)	(269)	(266)	(290)	(272)	(268)	(265)	(259)
Net operating income	814	773	768	760	758	721	722	697
Operating expenses	(420)	(402)	(457)	(455)	(424)	(450)	(472)	(401)
Costs to achieve Transform	(23)	(13)	(38)	(6)	(5)	-	-	-
UK bank levy	-	-	(22)	-	-	-	(15)	-
Total operating expenses	(443)	(415)	(517)	(461)	(429)	(450)	(487)	(401)
Other net income	25	10	5	12	7	9	5	7
Profit before tax	396	368	256	311	336	280	240	303

Barclays PLC – 2014 Interim Results	28

Business Results by Quarter

Africa Banking	Q214 £m	Q114 £m	Q413 £m	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m
Total income net of insurance claims	895	878	980	1,004	1,016	1,039	1,064	1,043
Credit impairment charges and other provisions	(100)	(96)	(104)	(101)	(131)	(143)	(164)	(192)
Net operating income	795	782	876	903	885	896	900	851
Operating expenses	(545)	(537)	(616)	(605)	(597)	(633)	(605)	(660)
Costs to achieve Transform	(8)	(9)	(15)	(2)	(9)	-	-	-
UK bank levy	-	-	(42)	-	-	-	(34)	-
Total operating expenses	(553)	(546)	(673)	(607)	(606)	(633)	(639)	(660)
Other net income	2	4	-	3	4	1	12	3
Profit before tax	244	240	203	299	283	264	273	194

Investment Bank
Investment Banking fees	661	513	571	526	488	575	621	461
Lending	66	103	68	42	141	74	42	(38)
Banking	727	616	639	568	629	649	663	423
Credit	270	346	231	308	239	479	248	356
Equities	629	591	421	524	750	602	419	490
Macro	504	552	494	457	689	940	609	841
Markets	1,403	1,489	1,146	1,289	1,678	2,021	1,276	1,687
Banking & Markets	2,130	2,105	1,785	1,857	2,307	2,670	1,939	2,110
Other	24	(2)	(3)	(6)	252	(7)	(8)	(8)
Total income	2,154	2,103	1,782	1,851	2,559	2,663	1,931	2,102
Credit impairment releases/(charges) and other provisions	7	19	(6)	(10)	10	28	21	(24)
Net operating income	2,161	2,122	1,776	1,841	2,569	2,691	1,952	2,078
Operating expenses	(1,442)	(1,501)	(1,606)	(1,373)	(1,429)	(1,764)	(1,360)	(1,489)
Costs to achieve Transform	(152)	(130)	(71)	(3)	-	(116)	-	-
UK bank levy	-	-	(236)	-	-	-	(139)	-
Total operating expenses	(1,594)	(1,631)	(1,913)	(1,376)	(1,429)	(1,880)	(1,499)	(1,489)
Profit/(loss) before tax	567	491	(137)	465	1,140	811	453	589

Head Office
Total income/(expense) net of insurance claims	78	81	227	(81)	(24)	20	(20)	26
Credit impairment releases/(charges) and other provisions	-	-	3	-	-	-	(1)	(1)
Net operating income/(expense)	78	81	230	(81)	(24)	20	(21)	25
Operating expenses	(76)	(15)	(47)	(25)	(25)	(16)	(70)	-
Costs to achieve Transform	5	(7)	(22)	-	5	(5)	-	-
UK bank levy	-	-	(29)	-	-	-	(26)	-
Total operating expenses	(71)	(22)	(98)	(25)	(20)	(21)	(96)	-
Other net (expense)/income	(1)	1	7	(1)	(5)	3	1	(5)
Profit/(loss) before tax	6	60	139	(107)	(49)	2	(116)	20

Barclays PLC – 2014 Interim Results	29

Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the offset by the tax credit recorded in reserves in respect of coupons on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Average allocated equity has been calculated as 10.5% of average CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The excess of the equity so allocated over the Group equity, reflecting CRD IV fully loaded Common Equity Tier 1 capital ratio of 9.9% as at 30 June 2014 being below 10.5%, is allocated as negative equity to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

For Africa Banking the equity used for return on average equity is Barclays share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis but excludes both the Barclays’ goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

	Half year ended 30.06.14	Half year ended 31.12.13	Half year ended 30.06.13
Return on Average Equity	%	%	%
Personal and Corporate Banking	12.1%	9.1%	10.3%
Barclaycard	18.9%	14.3%	16.8%
Africa Banking	9.6%	6.6%	9.4%
Investment Bank	5.7%	2.7%	15.7%
Barclays Core excluding Head Office	10.4%	7.2%	13.0%
Head Office impact[1]	0.6%	1.6%	2.1%
Barclays Core	11.0%	8.8%	15.1%
Barclays Non-Core impact[1]	(4.5%)	(7.5%)	(7.3%)
Barclays Group adjusted total	6.5%	1.3%	7.8%
Barclays Group statutory total	4.2%	(0.5%)	2.6%
	Half year ended 30.06.14	Half year ended 31.12.13	Half year ended 30.06.13
Return on Average Tangible Equity	%	%	%
Personal and Corporate Banking	16.1%	12.0%	13.5%
Barclaycard	23.6%	18.2%	21.7%
Africa Banking	13.3%	9.3%	13.0%
Investment Bank	5.9%	2.8%	16.3%
Barclays Core excluding Head Office	12.5%	8.6%	15.6%
Head Office impact[1]	1.0%	2.5%	3.7%
Barclays Core	13.5%	11.1%	19.3%
Barclays Non-Core impact[1]	(6.0%)	(9.6%)	(10.2%)
Barclays Group adjusted total	7.5%	1.5%	9.1%
Barclays Group statutory total	4.9%	(0.6%)	3.0%

1	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively.

Barclays PLC – 2014 Interim Results	30

Performance Management

	Half year ended	Half year ended	Half year ended
	30.06.14	31.12.13	30.06.13
Profit/(Loss) Attributable to Ordinary Equity Holders of the Parent[1]	£m	£m	£m
Personal and Corporate Banking	1,044	800	881
Barclaycard	540	383	439
Africa Banking	181	134	222
Investment Bank	441	209	1,306
Head Office	31	84	(173)
Barclays Core	2,237	1,610	2,675
Barclays Non-Core	(458)	(1,271)	(619)
Barclays Group adjusted total[3]	1,779	339	2,056
Barclays Group statutory total	1,126	(131)	671
	Average Equity
	Half year ended	Half year ended	Half year ended
	30.06.14	31.12.13	30.06.13
	£bn	£bn	£bn
Personal and Corporate Banking	17.3	17.5	17.2
Barclaycard	5.7	5.4	5.2
Africa Banking	3.8	4.1	4.7
Investment Bank	15.6	15.6	16.6
Head Office[2]	(1.8)	(6.0)	(8.3)
Barclays Core	40.6	36.6	35.4
Barclays Non-Core	14.5	16.5	17.5
Barclays Group adjusted total	55.1	53.1	52.9
Barclays Group statutory total	54.3	52.4	52.0
	Average Tangible Equity
	Half year ended	Half year ended	Half year ended
	30.06.14	31.12.13	30.06.13
	£bn	£bn	£bn
Personal and Corporate Banking	13.0	13.3	13.1
Barclaycard	4.6	4.2	4.0
Africa Banking	2.7	2.9	3.4
Investment Bank	14.9	15.0	16.0
Head Office[2]	(2.1)	(6.4)	(8.7)
Barclays Core	33.1	29.0	27.8
Barclays Non-Core	14.2	16.3	17.2
Barclays Group adjusted total[4]	47.3	45.3	45.0
Barclays Group statutory total	46.5	44.6	44.1

1	The profit after tax attributable to other equity holders of £90m (2013: £nil) is offset by a tax credit recorded in reserves of £19m (2013: £nil) allocated across the businesses. The net amount of £71m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders’ equity and return on average shareholders’ equity. Hence, H114 attributable profit of £1,760m has been adjusted for the tax credit recorded in reserves of £19m (2013: £nil).
2	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.
3	Adjusted Barclays Group profit excludes the post-tax impact of the provision for PPI redress of £900m (H2 13: £nil, H1 2013: £1,350m); the provision for interest rate hedging products in 2013 of £650m (2014: nil); the goodwill impairment of £79m in 2013 (2014: nil) and the own credit adjustment of £52m gain (H2 13: £306m loss, H1 13: £86m gain).
4	Adjusted Barclays Group average allocated equity and average allocated tangible equity exclude the cumulative impact of own credit charge on retained earnings.

Barclays PLC – 2014 Interim Results	31

Performance Management

Margins and Balances1

	Half Year Ended 30.06.14			Half Year Ended 30.06.13
	Net Interest Income	Average customer assets	Net interest margin	Net Interest Income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	3,057	208,160	2.96	2,860	200,104	2.88
Barclaycard	1,500	33,410	9.05	1,385	30,932	9.03
Africa Banking	1,007	34,574	5.87	1,140	40,489	5.68
Total Personal and Corporate Banking, Barclaycard and Africa Banking	5,564	276,144	4.06	5,385	271,525	4.00
Investment Bank	334			164
Head Office and Other Operations	1			(166)
Core	5,899			5,383
Non-Core	183			194
Total Net Interest Income	6,082			5,577

—	Total PCB, Barclaycard and Africa Banking NII increased 3% to £5,564m due to:

–

An increase in average customer assets to £276.1bn (2013: £271.5bn) with growth in PCB mortgage and savings and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP

–	Net interest margin increased 6bps to 4.06% primarily due to lower customer deposit rates in PCB and lower funding costs

—

Group NII increased to £6.1bn (2013: £5.6bn) including structured hedge contributions of £0.8bn (2013: £0.8bn). Equity structural hedge income increased as the weighted average life of the hedge was expanded. This was offset by lower product structural hedges driven by the maintenance of the hedge in a continuing low rate environment

—

Net interest margin reflects movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium.

Quarterly analysis for PCB, Barclaycard and Africa Banking:

	Quarter Ended 30.06.14			Quarter Ended 31.03.14
	Net Interest Income	Average customer assets	Net interest margin	Net Interest Income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	1,529	209,040	2.93	1,528	207,433	2.99
Barclaycard	754	33,904	8.92	746	32,911	9.19
Africa Banking	504	34,660	5.83	503	34,488	5.91
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,787	277,604	4.03	2,777	274,832	4.10

1	Margins are calculated as net interest income over average customer assets.

Barclays PLC – 2014 Interim Results	32

Risk Management

Risk Management and Principal Risks

Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework (ERMF), which creates clear ownership and accountability, with the purpose that the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite, and that there is regular reporting of both risk exposures and the operating effectiveness of controls. It includes those risks incurred by Barclays that are foreseeable, continuous, and material enough to merit establishing specific bank-wide control frameworks. These are known as Key Risks and are grouped into six Principal Risks.

Further detail on these risks and how they are managed is available from the 2013 Annual Report and Accounts or online at www.barclays.com/investorrelations. There has been no significant change to the Key Risks, risk management or principal uncertainties during the period or expected for the remaining six months of the financial year.

The following section gives an overview of the performance in Funding Risk – Liquidity, Funding Risk – Capital, Credit Risk and Market Risk for the period.

Funding & Liquidity

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk.

Liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to Barclays Group.

Liquidity stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows under a variety of stress scenarios. These scenarios cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool is managed to be at least 100% of 90 days of anticipated outflows for a market-wide stress and 30 days of anticipated outflows for each of the Barclays-specific and combined stresses. Of these, the 30 day Barclays-specific scenario requires the largest liquidity pool to meet its stress outflows.

Since June 2010 the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the PRA. The Group also monitors its position against anticipated CRD IV and Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR)1.

As at 30 June 2014 the Group estimated its LCR at 107% (2013: 96%) based upon the CRD IV rules, as implemented by EBA. This is equivalent to a surplus of £9bn (2013: shortfall of £6bn). The Group estimated its LCR at 112% (2013: 102%) based on the Basel standards published in January 2013

As at 30 June 2014, the Group held eligible liquid assets in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA scenario and the CRD IV LCR as implemented by the EBA:

Compliance with internal and regulatory stress tests

	Barclays’ LRA (30 day Barclays specific requirement)[2]	Estimated CRD IV LCR[1]
	£bn	£bn
Eligible liquidity buffer	134	141
Net stress outflows	125	132
Surplus	9	9
Liquidity pool as a percentage of anticipated net outflows as at 30 June 2014	107%	107%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2013	104%	96%

1

The methodology for estimating the LCR and NSFR is based on an interpretation of the CRD IV and Basel III standards respectively and includes a number of assumptions which are subject to change prior to the finalisation of CRD IV rules on these metrics. The estimated LCR and NSFR in this section include BAGL.

2

Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 107% (2013: 104%). This compares to 128% (2013: 127%) under the 90 day market-wide scenario and 114% (2013: 112%) under the 30 day combined scenario.

Barclays PLC – 2014 Interim Results	33

Funding Risk - Liquidity

The LRA and LCR surpluses were within the expected normal operating range, while maintaining compliance with internal liquidity risk appetite and external regulatory requirements. This includes maintaining an LCR of at least 100% based upon the CRD IV rule ahead of the regulatory requirement.

Barclays estimated its NSFR at 98% (2013: 95%) based on its current interpretation of the January 2014 BCBS consultation. This includes the requirement for 50% required stable funding against short-term reverse repos from non-banks. Without this requirement, which did not exist in 2010 original Basel proposal, the NSFR would have been 113%. Further changes to the rules are expected prior to the Basel Committee’s finalisation of the rules and implementation by local regulators ahead of the target 2018 compliance date.

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level. Barclays will continue to monitor the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of the pool or monetising the pool to meet stress outflows.

Liquidity pool

The Group liquidity pool was £134bn (2013: £127bn). During 2014, the month-end liquidity pool ranged from £134bn to £156bn (2013: £127bn to £157bn), and the month-end average balance was £145bn (2013: £144bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements.

Composition of the Group Liquidity Pool

	Liquidity Pool 30.06.2014	Liquidity pool of which PRA eligible[1]	Liquidity pool of which CRD IV LCR-eligible[2]		Liquidity Pool 31.12.2013
			Level 1	Level 2A
As at 30.06.2014	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[3]	42	41	40	-	43

Government bonds[4]
AAA rated	58	57	58	-	52
AA+ to AA- rated	11	10	11	-	9
Other government bonds	1	-	1	-	1
Total Government bonds	70	67	70	-	62

Other
Supranational bonds and multilateral development banks	6	3	6	-	3
Agencies and agency mortgage-backed securities	8	-	5	3	10
Covered bonds (rated AA- and above)	5	-	-	5	6
Other	3	-	-	-	3
Total other	22	3	11	8	22

Total as at 30 June 2014	134	111	121	8
Total as at 31 December 2013	127	104	109	11

Barclays manages the liquidity pool on a centralised basis. As at 30 June 2014, 92% (2013: 90%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

1	£111bn (2013: £104bn) of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £10bn (2013: £9bn) of Level 2 assets available, as per PRA’s announcement in August 2013 that certain assets specified by PRA as Level 2 assets can be used on a transitional basis.
2	The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by the Basel Committee on Banking Supervision.
3	Of which over 95% (2013: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
4	Of which over 85% (2013: over 85%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

Barclays PLC – 2014 Interim Results	34

Funding Risk - Liquidity

Deposit Funding

	As at 30.06.2014			As at 31.12.13
Funding of Loans and Advances to Customers (including BAGL)	Loans and Advances to Customers	Customer Deposits	Loan to Deposit Ratio	Loan to Deposit Ratio
	£bn	£bn	%	%
Personal and Corporate banking	217	298
Barclaycard	33	6
Non-Core (retail)	39	16
Africa Banking	34	33
Total Retail funding	323	353	92	91

Investment Bank, Non-Core (wholesale) and Other[1]	120	91
Total	443	444	100	101

PCB, Africa Banking, Barclaycard and Non-Core (retail) are largely funded by customer deposits. The loan to deposit ratio for these businesses was 92% (2013: 91%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The Investment Bank is funded with wholesale liabilities and does not rely on customer deposit funding from these businesses. The loan to deposit ratio for the Group was broadly unchanged at 100% (2013: 101%).

As at 30 June 2014, £125bn (2013: £122bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £3bn (2013: £3bn) of other liabilities insured or guaranteed by governments.

Wholesale Funding

Funding of Other Assets as at 30 June 2014

Assets	£bn	Liabilities	£bn

Trading Portfolio Assets	59	Repurchase agreements	174
Reverse repurchase agreements	115

Reverse repurchase agreements	57	Trading Portfolio Liabilities	57

Derivative Financial Instruments	332	Derivative Financial Instruments	325

Liquidity pool [2]	104	Less than 1 year wholesale debt	86
Other unencumbered assets[3]	129	Greater than 1 year wholesale debt and equity	154

—

Trading portfolio assets are largely funded by repurchase agreements with 60% (2013: 63%) secured against highly liquid assets[4]. The weighted average maturity of these repurchase agreements secured against less liquid assets was 67 days (2013: 69 days)

—

The majority of reverse repurchase agreements are matched by repurchase agreements. As at 30 June 2014, 72% (2013: 76%) of matched book activity was secured against highly liquid assets[4]. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

—

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid

—	The Group liquidity pool is primarily funded by wholesale debt with the remainder being funded by customer deposits

—	Other assets are largely matched by term wholesale debt and equity

1	Includes trading settlements and cash collateral balances of £84bn (2013: £71bn) relating to loans and advances to customers and £75bn (2013: £62bn) relating to customer deposits.
2	The portion of the liquidity pool estimated to be funded by wholesale funds.
3	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.
4	Highly liquid assets are limited to government bonds, US agency securities and US agency mortgage-backed securities.

Barclays PLC – 2014 Interim Results	35

Funding Risk - Liquidity

Composition of wholesale funding

As at 30 June 2014 total wholesale funding outstanding (excluding repurchase agreements) was £179bn (2013: £186bn). £86bn (2013: £82bn) of wholesale funding matures in less than one year of which £25bn1 (2013: £23bn) relates to term funding.

Outstanding wholesale funding comprised of £35bn (2013: £35bn) secured funding and £144bn (2013: £151bn) unsecured funding.

Maturity profile2

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Sub-total less than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from Banks	10.0	6.8	1.0	4.6	0.1	22.5	0.3	0.2	-	23.0
Certificates of Deposit and Commercial Paper	2.4	8.8	6.4	3.7	3.0	24.3	0.5	1.1	0.4	26.3
Asset Backed Commercial Paper	2.8	2.5	0.1	-	-	5.4	-	-	-	5.4
Senior unsecured (Public benchmark)	1.5	0.1	0.1	2.0	0.6	4.3	2.6	7.6	6.2	20.7
Senior unsecured (Privately placed)	1.3	2.4	2.5	4.1	3.1	13.4	7.8	15.5	11.9	48.6
Covered bonds/ABS	-	3.2	0.2	4.0	1.7	9.1	3.8	4.1	7.3	24.3
Subordinated liabilities	-	-	-	0.1	-	0.1	-	2.8	15.6	18.5
Other[3]	3.5	1.4	0.7	0.5	0.3	6.4	2.2	1.4	2.1	12.1
Total as at 30 June 2014	21.5	25.2	11.0	19.0	8.8	85.5	17.2	32.7	43.5	178.9
Of which secured	5.0	6.7	0.9	4.5	1.9	19.0	4.2	4.4	7.4	35.0
Of which unsecured	16.5	18.5	10.1	14.5	6.9	66.5	13.0	28.3	36.1	143.9
Total as at 31 December 2013	20.3	24.0	15.5	15.9	6.3	82.0	27.1	33.8	42.6	185.5
Of which secured	4.6	3.7	1.4	3.5	0.7	13.9	7.3	6.5	7.2	34.9
Of which unsecured	15.7	20.3	14.1	12.4	5.6	68.1	19.8	27.3	35.4	150.6

Outstanding wholesale funding includes £49bn (2013: £50bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £48bn (2013: £45bn).

The average maturity of wholesale funding net of the liquidity pool was at least 80 months (2013: 69 months).

Term financing

The Group issued £9bn of term funding net of early redemptions during H1 2014. In addition, the Group raised £6bn through participation in the Bank of England’s Funding for Lending Scheme. Barclays has £12bn of term funding maturing in the reminder of 2014 and £24bn in 2015.

The Group expect to issue more public wholesale debt in the remainder of 2014, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Barclays Africa Group Limited

—	Liquidity risk is managed separately at BAGL due to local currency, funding and regulatory requirements

—

In addition to the Group liquidity pool, BAGL held £5bn (2013: £4bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills

—	The BAGL loan to deposit ratio was 104% (2013: 103%)

—	As at 30 June 2014, BAGL had £8bn of wholesale funding outstanding (2013: £9bn), of which £5bn matures in less than one year(2013: £6bn)

1	Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.
2	The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme. Included within deposits from banks are £4bn of liabilities drawn in the European Central Bank’s 3 year LTRO.
3	Primarily comprised of fair value deposits £4bn and secured financing of physical gold £5bn.

Barclays PLC – 2014 Interim Results	36

Funding Risk - Capital

CRD IV Capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Capital Ratios	As at 30.06.14	As at 31.12.13
Fully Loaded Common Equity Tier 1[1]	9.9%	9.1%
PRA Transitional Common Equity Tier 1[2]	9.8%	9.1%
PRA Transitional Tier 1	12.7%	11.3%
PRA Transitional Total Capital	16.0%	15.0%

Capital Resources	£m	£m
Shareholders’ equity (excluding non controlling interests) per the balance sheet	58,068	55,385
- Less: Other equity instruments (recognised as AT1 capital)	(4,326)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(596)	(640)

Minority Interests (amount allowed in consolidated CET1)	1,171	1,238

Other regulatory adjustments and deductions
Additional value adjustments	(2,492)	(2,479)
Goodwill and intangible assets[3]	(7,828)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,062)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges[3]	(532)	(270)
Excess of expected losses over impairment	(2,036)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit[3]	612	600
Other regulatory adjustments	(172)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(25)	(496)
Fully Loaded CET1 Capital	40,782	40,387
Regulatory adjustments relating to unrealised gains[3]	(513)	(180)
PRA Transitional CET1 Capital	40,269	40,207

Additional Tier 1 (AT1) capital
Capital instruments and the related share premium accounts	4,326	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	7,592	9,726
Less instruments issued by subsidiaries subject to phase out	(114)	(1,849)
Other regulatory adjustments and deductions	(28)	-
Transitional Additional Tier 1 capital	11,776	9,940
PRA Transitional Tier 1 capital	52,045	50,147

Tier 2 (T2) capital
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,783	16,834
Less instruments issued by subsidiaries subject to phase out	-	(522)
Other regulatory adjustments and deductions	(85)	(12)
PRA Transitional Total regulatory capital	65,743	66,447

—

As at 30 June 2014, Barclays’ fully loaded Tier 1 capital was £45,364m, and the fully loaded Tier 1 ratio was 11.0%. Fully loaded total regulatory capital was £61,740m and the fully loaded total capital ratio was 15.0%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV

—

The transitional total capital is calculated on the basis of PRA rules in the December 2013 publication of PS 7/13[4], reflecting the minimum Capital Requirements Regulation (CRR) transitional path for the grandfathering of existing capital instruments within certain limits

1	Following the full implementation of CRD IV reporting in 2014, the previously reported 31 December 2013 RWAs have been revised by £6.9bn to £442bn and the fully loaded CET1 ratio revised by (0.2)% to 9.1%. As at 31 March 2014, these figures were a £5.7bn increase and a 0.1% decrease respectively. These additional RWAs have been included within Head Office and Other Operations.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.0% based on £49.3bn of transitional CRD IV CET1 capital and £411bn RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£49.3bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£6.3bn), Deferred tax asset (£0.8bn), Debit valuation adjustment (£0.2bn), Expected losses over impairment (£1.6bn) and Excess minority interest (£0.2bn), partially offset by removal of AFS gain (£0.5bn).
3	The capital impacts of these items are net of tax.
4	PS 7/13 refers to PRA policy statement PS7/13 on strengthening capital standards published in December 2013.

Barclays PLC – 2014 Interim Results	37

Funding Risk - Capital

Movement in fully loaded Common Equity Tier 1 (CET1) Capital	Six Months
Ended
30.06.14
£m
Opening Common Equity Tier 1 capital	40,387

Profit for the period	1,216
Movement in own credit[1]	12
Movement in dividends	(755)
Retained regulatory capital generated from earnings	473

Movement in reserves - net impact of share awards	305
Movement in available for sale reserves	345
Movement in currency translation reserves	(941)
Retirement benefit remeasurements	237
Other reserves movements	(205)
Other reserves movements	(259)

Movement in regulatory adjustments and deductions:
Minority interests	(67)
Additional value adjustments	(13)
Goodwill and intangible assets[1]	(210)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(17)
Negative amounts resulting from the calculation of expected loss amounts	70
Direct and indirect holdings by an institution of own CET1 instruments	471
Other regulatory adjustments	(53)
Closing Common Equity Tier 1 capital	40,782

—	Fully loaded Common Equity Tier 1 ratio increased to 9.9% (2013: 9.1%) reflecting an increase in CET1 capital of £0.4bn to £40.8bn and a £31bn decrease in RWAs.

—

Barclays generated £1.2bn capital from profits. After adjusting for own credit, dividends paid and regulatory foreseeable dividends, retained regulatory capital generated from earnings increased CET1 capital by £0.5bn. Other material movements in CET1 were:

-	£0.5bn decrease in the deduction for holdings for own Common Equity Tier 1 instruments following further management actions

-	£0.9bn reduction due to currency movements primarily driven by strengthening of GBP against USD, ZAR and EUR

-	£0.3bn increase due to gains in the available for sale reserve

—

Transitional total capital decreased by £0.7bn to £65.7bn due to the increase in fully loaded CET1 offset by the removal of gains in the available for sale reserves in CET1 and a T2 redemption of dated subordinated liabilities

—

During Q2 2014, Barclays PLC issued Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities as part of an exchange of £1.5bn of Barclays Bank PLC preference shares and £0.6bn of Tier 1 notes and Reserve Capital Instruments. The Barclays PLC instruments are full end point compliant Additional Tier 1 capital and replace previously grandfathered instruments

1	The capital impacts of these items are net of tax.

Barclays PLC – 2014 Interim Results	38

Funding Risk - Capital

Risk Weighted Assets by Risk Type and Business
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total
As at 30 June 2014	£m	£m	£m	£m	£m
Personal & Corporate Banking	100,680	1,064	15	16,176	117,935
Barclaycard	32,176	-	-	5,505	37,681
Africa Banking	29,088	456	1,314	5,604	36,462
Investment Bank	40,044	27,214	38,585	19,621	125,464
Head Office and Other Operations	3,818	395	577	1,185	5,975
Total Core	205,806	29,129	40,491	48,091	323,517
Barclays Non Core	37,898	23,138	17,842	8,592	87,470
Total risk weighted assets	243,704	52,267	58,333	56,683	410,987

As at 31 December 2013
Personal & Corporate Banking	102,385	823	57	15,020	118,285
Barclaycard	30,033	-	-	5,627	35,660
Africa Banking	29,242	538	1,429	6,837	38,046
Investment Bank	38,517	30,711	38,677	18,096	126,001
Head Office and Other Operations[1]	6,390	2,158	4,968	1,089	14,605
Total Core	206,567	34,230	45,131	46,669	332,597
Barclays Non Core	48,797	25,861	27,574	7,642	109,874
Total risk weighted assets	255,364	60,091	72,705	54,311	442,471

Risk weighted assets by risk and approach

As at 30 June 2014	£m
- Standardised	77,892
- Internal ratings based	165,812
Credit risk	243,704
- Internal model method	37,537
- Non-model method	14,730
Counterparty risk	52,267
- Standardised	24,125
- Modelled – VaR	34,208
Market risk	58,333
Operational risk	56,683
Total risk weighted assets	410,987

Movement analysis of risk weighted assets

Risk weighted assets	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
As at 1 January 2014	255.4	60.1	72.7	54.3	442.5
Book size	7.2	(12.9)	(10.0)	-	(15.7)
Acquisitions and disposals	(4.5)	-	-	-	(4.5)
Book quality	(2.1)	(1.1)	1.2	-	(2.0)
Model updates	3.7	3.2	(0.3)	2.4	9.0
Methodology and policy	(9.0)	0.4	(5.1)	-	(13.7)
Foreign exchange movement	(4.3)	-	-	-	(4.3)
Other	(2.7)	2.6	(0.2)	-	(0.3)
As at 30 June 2014	243.7	52.3	58.3	56.7	411.0

1	Following the full implementation of CRD IV reporting in 2014, the previously reported 31 December 2013 RWAs have been revised by £6.9bn to £14.6bn.

Barclays PLC – 2014 Interim Results	39

Funding Risk - Capital

RWAs decreased £31.5bn to £411.0bn, driven by:

—	Book size decreased RWAs by £15.7bn, primarily driven by risk reductions in the trading book within BNC, offset by balance sheet growth in PCB and increased customer lending in Barclaycard

—	Acquisitions and disposals decreased RWAs by £4.5bn, primarily driven by disposals in BNC

—	Book quality improved, resulting in a RWA reduction of £2.0bn, primarily driven by changes in risk profile within the Investment Bank and PCB

—	Model updates increased RWAs by £9.0bn, driven by a revision of probability of default metrics for wholesale portfolios and the annual operational risk refresh

—

Methodology and policy changes decreased RWAs by £13.7bn, primarily driven by changes to the treatment of high quality liquidity assets, offset by the early adoption of LGD floors for wholesale exposures

—	Foreign exchange movements decreased RWAs by £4.3bn, primarily driven by the appreciation of GBP against ZAR, USD and EUR

Leverage ratio requirements

CRD IV introduces a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk-based capital measures. While CRD IV does not currently impose a binding requirement, the PRA requested Barclays to meet a 3% CRD IV adjusted leverage ratio - ‘PRA leverage ratio’ - by June 2014. The PRA leverage ratio is calculated based on fully loaded CRD IV Tier 1 capital adjusted for certain PRA defined deductions, and a PRA adjusted CRD IV leverage exposure measure.

On 12 January 2014, the Basel Committee finalised its revised standards for calculating the Basel 3 leverage ratio. These standards included a number of changes that would require amendment to CRD IV to retain international consistency. The legislative process to implement these changes is underway and final rules are expected later in 2014. In June 2014 the PRA issued Supervisory Statement SS3/13 and updated their supervisory expectation with a 3% end point leverage ratio based on the revised Basel 3 calculation basis that is applicable from 1 July 2014. For the purposes of calculating this ratio, the PRA adjustments to leverage exposures and Tier 1 capital will no longer apply.

Barclays has disclosed an estimated ‘BCBS 270 leverage ratio’ based on its understanding of the latest requirements that are expected to be included in the revised CRD IV text and guidance from regulators. The final rules may result in a different calculation methodology when implemented in the revised CRD IV text.

PRA leverage ratio calculation

For an overview of the basis of preparation for the PRA leverage ratio, please refer to the December 2013 Results Announcement.

Revised BCBS 270 leverage ratio calculation

The revised rules contain a number of differences to the way elements of leverage exposure are measured under the current CRD IV rules. Key differences are as follows:

—	Counterparty credit risk on derivatives is reduced due to application of eligible collateral, and an exposure value introduced for net written credit derivatives

—	Counterparty credit risk on SFTs changes as a result of the removal of haircuts, however cash receivables must be retained on the balance sheet and can only be netted in certain circumstances

—	Regulatory add-ons relating to off balance sheet undrawn commitments are based on the credit conversion factors used in the standardised approach to credit risk

Barclays PLC – 2014 Interim Results	40

Funding Risk - Capital

Estimated Leverage	IFRS Balance Sheet As at 30.06.14	BCBS 270 Leverage exposure As at 30.06.14	PRA Leverage exposure As at 30.06.14	PRA Leverage exposure As at 31.12.13
Leverage exposure	£bn	£bn	£bn	£bn

Derivatives
IFRS derivative financial instruments	333	333	333	355
Mark-to-market and margin netting adjustments for derivatives		(298)	(268)	(288)
Cash collateral pledged on derivatives	48	17	39	48
Potential Future Exposure on derivatives		195	195	249
Net written credit protection		29	-	-
Total derivatives		276	299	364

Securities Financing Transactions (SFTs)
IFRS Reverse repurchase agreements and other similar secured lending	172	199	172	187
Remove IFRS SFTs		-	(172)	(187)
Counterparty risk leverage exposure measure for SFTs		29	60	92
Total Securities Financing Transactions		228	60	92

Other assets and adjustments
Loans and advances and other assets	762	762	762	752
Weighted undrawn commitments		105	177	179
Regulatory deductions and other adjustments		(18)	(32)	(22)
Total other assets and adjustments		849	907	909

Total fully loaded leverage exposure	1,315	1,353	1,266	1,365

		BCBS 270 Leverage ratio As at 30.06.14	PRA Leverage ratio As at 30.06.14	PRA Leverage ratio As at 31.12.13
CET1 capital		40.8	40.8	40.4
Additional Tier 1 capital		4.6	4.6	2.3
Tier 1 capital		45.4	45.4	42.7
PRA deductions to CET1 capital			(2.2)	(2.2)
PRA adjusted Tier 1 capital		45.4	43.2	40.5

Fully loaded leverage ratio		3.4%	3.4%	3.0%

—	The PRA leverage exposure reduced by £99bn to £1,266bn. The decrease was primarily driven by reductions in derivatives PFE and the regulatory exposure for SFTs

–

£54bn reduction in derivative PFE as a result of £18bn reduction due to trade compression and tear ups, £13bn reduction due to change of basis of preparation principally relating to sold options, £10bn reduction due to netting and other optimisations and other reductions due to currency movements

–	£32bn reduction in SFT’s primarily driven by netting, collateral and other optimisations as well as other reductions due to currency movements

Barclays PLC – 2014 Interim Results	41

Funding Risk - Capital

—

The estimated BCBS 270 leverage exposure of £1,353bn represents an £87bn increase on the PRA leverage exposure driven by a change in the treatment of SFTs, derivatives and off balance sheet undrawn commitments

–

£181bn increase in SFTs exposure due to the inclusion of £212bn of on and off balance sheet cash receivables and the change in regulatory counterparty credit risk exposure add on resulting in a £31bn decrease due to the removal of haircuts

–

£23bn decrease in derivatives due £52bn reduction in counterparty credit risk exposure as a result of applying eligible derivatives collateral, offset by £29bn increase due to the incremental exposure value for net written credit derivatives

–	£72bn reduction in undrawn commitments due the application of credit conversion factors to the exposure as used in the standardised approach to credit risk

Barclays PLC – 2014 Interim Results	42

Credit Risk

Analysis of Retail and Wholesale Loans and Advances and Impairment

As at 30.06.14	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[1]	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps

Personal & Corporate Banking	143,839	1,302	142,537	2,648	1.8	133	19
Africa Banking	20,820	700	20,120	1,175	5.6	167	162
Barclaycard	34,854	1,607	33,247	1,606	4.6	537	311
Barclays Core	199,513	3,609	195,904	5,429	2.7	837	85

Barclays Non-Core	37,383	823	36,560	2,233	6.0	101	54
Total Group Retail	236,896	4,432	232,464	7,662	3.2	938	80

Investment Bank	117,259	31	117,228	43	-	(26)	(4)
Personal & Corporate Banking	80,451	611	79,840	1,852	2.3	97	24
Africa Banking	15,263	263	15,000	633	4.1	29	38
Head Office and Other Operations	2,496	-	2,496	-	-	-	-
Barclays Core	215,469	905	214,564	2,528	1.2	100	9

Barclays Non-Core	40,598	1,629	38,969	2,705	6.7	72	36
Total Group Wholesale	256,067	2,534	253,533	5,233	2.0	172	14

Group Total	492,963	6,966	485,997	12,895	2.6	1,110	45

Traded Loans	3,074	n/a	3,074
Loans and advances designated at fair value	18,454	n/a	18,454

Loans and advances held at fair value	21,528	n/a	21,528

Total loans and advances	514,491	6,966	507,525

As at 31.12.13
Personal & Corporate Banking	140,742	1,325	139,417	2,703	1.9	357	25
Africa Banking	21,586	674	20,912	1,205	5.6	388	180
Barclaycard	33,024	1,517	31,507	1,541	4.7	1,096	332
Barclays Core	195,352	3,516	191,836	5,449	2.8	1,841	94

Barclays Non-Core	40,867	856	40,011	2,118	5.2	320	78
Total Group Retail	236,219	4,372	231,847	7,567	3.2	2,161	91

Investment Bank	104,468	-	104,468	-	-	(30)	(3)
Personal & Corporate Banking	77,674	701	76,973	1,861	2.4	264	34
Africa Banking	15,793	352	15,441	722	4.6	89	56
Head Office and Other Operations	3,072	-	3,072	-	-	(3)	(10)
Barclays Core	201,007	1,053	199,954	2,583	1.3	320	16

Barclays Non-Core	43,691	1,833	41,858	3,148	7.2	581	133
Total Group Wholesale	244,698	2,886	241,812	5,731	2.3	901	37

Group Total	480,917	7,258	473,659	13,298	2.8	3,062	64

Traded Loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695
Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	501,259	7,258	494,001

1	Excluding impairment charges on available for sale investments and reverse repurchase agreements.

Barclays PLC – 2014 Interim Results	43

Credit Risk

—	Loans and advances to customers and banks at amortised cost net of impairment increased to £486.0bn (2013: £473.7bn)

–	Investment Bank increased by £12.8bn to £117.2bn reflecting an increase in cash collateral and settlement balances driven principally by higher trading volumes

–	PCB increased £6.0bn to £222.4bn driven by UK mortgage growth and an increase in corporate lending

Analysis of Impairment

Credit impairment charges and other provisions by business
	Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13
	£m	£m	£m
Personal and Corporate Banking	230	322	299
Barclaycard	537	556	540
Africa Banking	196	201	276
Investment Bank	(26)	8	(38)
Head Office	-	(3)	-
Barclays Core	937	1084	1,077
Barclays Non-Core	173	344	557
Total loan impairment charge[1]	1,110	1,428	1,634
Impairment charges on available for sale investments	(19)	1	-
Impairment of reverse repurchase agreements	(5)	11	(3)
Total credit impairment charges and other provisions	1,086	1,440	1,631

—	Impairment charges on loans and advances decreased 32% to £1,110m reflecting lower charges in Barclays Non-Core, Africa Banking and PCB

–	Non-Core decreased 69% to £173m driven by the non-recurrence of single name exposure charge of £224m in the prior year as well as the on-going actions to reduce corporate exposure in Iberia

–	Africa decreased 29% to £196m principally due to lower charges in the South Africa home loans portfolio and depreciation of ZAR against GBP

–	PCB decreased 23% to £230m reflecting improvements in personal banking, mortgages and corporates as the economic environment improved

–	Lower overall impairment charges led to a decrease in the loan loss rate to 45bps (2013: 64bps)

1	Includes charges of £25m (2013: £17m) in respect of undrawn facilities and guarantees.

Barclays PLC – 2014 Interim Results	44

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 30th June 2014	£m	£m	£m	£m	£m	£m
Banks	7,351	12,768	10,825	2,280	6,082	39,306
Other financial institutions	27,260	22,175	46,524	2,793	7,604	106,356
Home loans	131,849	32,440	771	13,631	331	179,022
Cards, unsecured loans and other personal lending	29,273	6,259	14,117	3,831	1,376	54,856
Construction and property	18,006	2,434	1,157	2,022	478	24,097
Other	41,255	12,685	8,048	16,183	4,189	82,360
Net loans and advances to customers and banks	254,994	88,761	81,442	40,740	20,060	485,997
Impairment allowance	3,000	2,203	665	1,033	65	6,966
Gross loans and advances to customers and banks	257,994	90,964	82,107	41,773	20,125	492,963

Loans and Advances at FV	16,571	1,479	2,758	643	77	21,528

As at 31st December 2013
Banks	5,796	12,353	10,154	2,394	6,691	37,388
Other financial institutions	22,052	17,719	49,157	6,118	8,124	103,170
Home loans	129,591	34,752	782	14,051	351	179,527
Cards, unsecured loans and other personal lending	28,168	6,792	12,630	3,842	1,283	52,715
Construction and property	18,155	2,402	956	2,288	150	23,951
Other	39,381	12,513	7,450	13,444	4,120	76,908
Net loans and advances to customers and banks	243,143	86,531	81,129	42,137	20,719	473,659
Impairment allowance	2,980	2,486	654	1,079	59	7,258
Gross loans and advances to customers and banks	246,123	89,017	81,783	43,216	20,778	480,917

Loans and Advances at FV	15,992	1,974	1,617	700	59	20,342

Barclays PLC – 2014 Interim Results	45

Credit Risk

Analysis of Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	As at 30.06.14	As at 31.12.13	As at 30.06.14	As at 31.12.13	As at 30.06.14	As at 31.12.13
	£m	£m	£m	£m	£m	£m
Personal & Corporate Banking	2,648	2,703	215	241	2,863	2,944
Africa Banking	1,175	1,205	182	194	1,357	1,399
Barclaycard	1,606	1,541	188	182	1,794	1,723
Barclays Core	5,429	5,449	585	617	6,014	6,066
Barclays Non-Core	2,233	2,118	76	91	2,309	2,209
Total Group Retail	7,662	7,567	661	708	8,323	8,275

Investment Bank	43	-	91	106	134	106
Personal & Corporate Banking	1,852	1,861	745	840	2,597	2,701
Africa Banking	633	722	108	112	741	834
Head Office and Other Operations	-	-	-	-	-	-
Barclays Core	2,528	2,583	944	1,058	3,472	3,641
Barclays Non-Core	2,705	3,148	82	42	2,787	3,190
Total Group Wholesale	5,233	5,731	1,026	1,100	6,259	6,831
Group Total	12,895	13,298	1,687	1,808	14,582	15,106

	Impairment allowance		CRL coverage		PCRL coverage
	As at	As at	As at	As at	As at	As at
	30.06.14	31.12.13	30.06.14	31.12.13	30.06.14	31.12.13
	£m	£m	%	%	%	%
Personal & Corporate Banking	1,302	1,325	49.2	49.0	45.5	45.0
Africa Banking	700	674	59.6	55.9	51.6	48.2
Barclaycard	1,607	1,517	100.1	98.4	89.6	88.0
Barclays Core	3,609	3,516	66.5	64.5	60.0	58.0
Barclays Non-Core	823	856	36.9	40.4	35.6	38.8
Total Group Retail	4,432	4,372	57.8	57.8	53.3	52.8

Investment Bank	31	-	72.1	-	23.1	-
Personal & Corporate Banking	611	701	33.0	37.7	23.5	26.0
Africa Banking	263	352	41.5	48.8	35.5	42.2
Head Office and Other Operations	-	-	-	-	-	-
Barclays Core	905	1,053	35.8	40.8	26.1	28.9
Barclays Non-Core	1,629	1,833	60.2	58.2	58.4	57.5
Total Group Wholesale	2,534	2,886	48.4	50.4	40.5	42.2
Group Total	6,966	7,258	54.0	54.6	47.8	48.0

—	Credit Risk Loans (CRLs) decreased 3.0% to £12.9bn

—	CRLs in wholesale portfolios decreased 8.7% to £5.2bn. This is primarily driven by Non-Core reflecting on-going actions to reduce corporate exposures in Iberia

—	CRLs in retail portfolios have remained stable at £7.7bn. The increase in Non-Core has been offset by a decrease in Africa Banking reflecting improvements in the home loans portfolio

—	Group’s CRL coverage ratio was stable at 54.0% (2013: 54.6%)

Barclays PLC – 2014 Interim Results	46

Credit Risk

Analysis of Forbearance Programmes

	Balances		Impairment Allowance		Allowance Coverage
	As at	As at	As at	As at	As at	As at
	30.06.14	31.12.13	30.06.14	31.12.13	30.06.14	31.12.13
	£m	£m	£m	£m	%	%
Personal & Corporate Banking	2,533	2,814	78	90	3.1	3.2
Africa Banking	308	338	41	50	13.3	14.8
Barclaycard	1,044	1,064	353	358	33.8	33.6
Barclays Core	3,885	4,216	472	498	12.1	11.8

Barclays Non-Core	754	786	76	83	10.1	10.6
Total Retail	4,639	5,002	548	581	11.8	11.6

Investment Bank	229	476	4	8	1.7	1.7
Personal & Corporate Banking	1,587	1,569	265	260	16.7	16.6
Africa Banking	129	159	14	14	10.9	8.8
Barclays Core	1,945	2,204	283	282	14.6	12.8

Barclays Non-Core	976	1,181	462	609	47.3	51.5
Total Wholesale	2,921	3,385	745	891	25.5	26.3

Group Total	7,560	8,387	1,293	1,472	17.1	17.6

—	Balances in forbearance decreased by 10% to £7.6bn reflecting falls in the majority of businesses. Overall coverage remained broadly stable at 17.1% (2013: 17.6%)

—	Retail forbearance decreased 7% to £4,639m primarily as a result of reductions in PCB, mainly due to a decrease in UK home loans

—

Wholesale forbearance reduced by 14% to £2,921m primarily driven by the exit of a single Investment Bank counterparty from the forbearance portfolio and further reductions across the Non-Core portfolios

Analysis of Specific Core Portfolios/Businesses

Secured home loans

—	Total home loans to retail core customers grew by 2% to £141bn

—	The principal home loan portfolios listed below account for 97% (2013: 97%) of total home loans in the Group’s retail core portfolios and principally comprise first lien mortgages

Home loans principal portfolios

	Gross loans and advances	> 90 Day arrears	> 90 Day arrears, including recoveries	Annualised gross charge-off rates	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
As at 30.06.14	£m	%	%	%	%	%
PCB - UK	125,221	0.2	0.7	0.4	0.4	15.7
Africa Banking - South Africa	11,544	0.7	5.6	1.9	4.9	32.6

As at 31.12.13
PCB - UK	122,880	0.3	0.8	0.5	0.5	14.7
Africa Banking - South Africa	12,172	0.7	6.2	2.6	5.6	34.7

Barclays PLC – 2014 Interim Results	47

Credit Risk

—

UK: The home loans portfolio grew by 2% to £125bn. As a result of the ongoing low base rate environment and conservative credit policy, arrears and charge-off rates remained stable. Buy to let home loans of £10bn (2013: £9bn) represent 8% (2013: 8%) of total balances. The 90 day arrears rates for Buy to let home loans remained steady at 15bps while balance weighted portfolio LTV improved to 61.6% (2013: 62.9%), due to an increase in average house prices

—

South Africa: Gross loans and advances of £11.5bn (2013: £12.2bn) were broadly unchanged on a constant currency basis. The improvement in the charge-off rates was due to the continued strong performance of new lending. The decrease in recoveries balances was driven by a combination of the ongoing strategy of reducing this segment of the portfolio and lower charge-off rates

—

Non-Core Europe: Gross loans and advances to Spain and Italy reduced 7% to £26.4bn reflecting the amortisation of existing portfolios and reduced new business flows. The 90 days arrears rates excluding recoveries remained broadly stable in 2014 with Spain at 0.7% (2013: 0.7%) and Italy at 1.2% (2013: 1.1%)

Home loans principal portfolios - distribution of balances by LTV

	PCB UK		Africa Banking South Africa
	30.06.14%	31.12.13%	30.06.14%	31.12.13%
<=75%	86.9	84.2	72.2	69.6
>75% and <=80%	5.8	6.9	8.3	8.8
>80% and <=85%	3.1	3.4	6.4	7.1
>85% and <=90%	1.9	2.1	4.5	4.8
>90% and <=95%	1.0	1.3	3.0	3.3
>95% and <=100%	0.6	0.8	1.7	1.9
>100%	0.7	1.3	3.9	4.5

Portfolio Marked To Market LTV: Balance weighted %	54.5	56.3	61.2	62.3
Portfolio Marked To Market LTV: Valuation weighted %	42.4	43.6	41.4	42.1

For > 100% LTV:
Balances £m	910	1,596	442	540
Marked to market collateral £m	813	1,411	369	452
Average LTV: Balance weighted %	116.9	120.5	123.7	123.1
Average LTV: Valuation weighted %	111.9	113.2	119.9	119.5
% Balances in Recovery Book	4.0	3.2	42.0	45.6

—	House price appreciation in the UK and South Africa led to a reduction on the average LTV of the home loan portfolios

—	UK: Balances with >100% LTV reduced 43% to £910m, primarily due to an increase in average house prices

—	South Africa: Balances with >100% LTV reduced 18% to £442m, primarily due to decrease in the size of the recoveries book

Home loans principal portfolios - new lending

	PCB - UK		Africa Banking - South Africa
	30.06.14	30.06.13	30.06.14	30.06.13
New Bookings (£m)	10,162	7,652	591	532

New Mortgages Proportion Above 85% LTV (%)[1]	5.0	2.9	32.9	28.1

Average LTV on New Mortgages: Balance weighted (%)[1]	64.4	63.9	75.0	74.1

Average LTV on New Mortgages: Valuation weighted (%)[1]	57.2	56.8	65.6	63.8

—

UK: New bookings grew by 33% to £10.2bn, reflective of the increased confidence in the housing market. The higher proportion of bookings above 85% LTV is due to increased appetite for lending into this segment, but remains at conservative levels

—

South Africa: Proportion of new home loans above 85% LTV increased to 32.9% (2013: 28.1%) due to a revised strategy in H2 13 which allows a greater proportion of higher LTV loans to be booked for customers with high credit quality

1	UK figures were restated following a detailed review of the LTV’s post migration to a new data management system.

Barclays PLC – 2014 Interim Results	48

Credit Risk

Exposures to interest only home loans

—

Interest only mortgages comprise £52.5bn (2013: £52.6bn) of the total £125bn (2013: £123bn) UK home loans portfolio. Of these, £43bn (2013: £45bn) are owner-occupied with the remaining £9bn (2013: £8bn) buy-to-let

	As at	As at
Exposure to interest only owner-occupied home loans	30.06.14	31.12.13
Interest only balances (£m)[1]	43,354	44,543
90 days arrears (%)	0.2	0.3
Total Impairment Coverage (bps)	2	2
Marked to market LTV: Balance weighted %	52.6	54.2
Marked to market LTV: Valuation weighted %	40.8	42.4

—

In line with the overall portfolio’s performance, risk indicators remained stable with the average balance weighted LTV for owner-occupied interest only balances reduced to 52.6% (2013: 54.2%) and 90 day arrears remained low at 0.2% (2013: 0.3%)

Credit cards, overdrafts and unsecured loans

—	Gross loans and advances in credit cards, overdrafts and unsecured loans in the Group’s retail core portfolios increased 3% to £44.7bn (2013: £43.4bn)

—

The principal portfolios listed below account for 95% (2013: 94%) of total and increased by 4% to £42.4bn (2013: £40.7bn) with increases in US cards, UK cards and Barclays Partner Finance being offset by decreases in South Africa Personal Loans and UK overdrafts

Principal Portfolios	Gross Loans and Advances	30 Day Arrears, excluding recoveries	90 Day Arrears, excluding recoveries	Annualised Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
As at 30.06.14	£m	%	%	%	%	%
Barclaycard - UK cards	16,185	2.4	1.2	4.4	4.9	83.7
Barclaycard - US cards[2]	11,565	1.9	0.9	3.8	1.8	88.0
Barclaycard - Barclays Partner Finance	3,055	1.6	0.8	2.3	2.9	75.9
Barclaycard - Germany cards	1,308	2.5	1.0	3.9	3.5	74.9
Barclaycard - Iberia cards	1,011	6.5	2.7	7.9	8.9	88.2
PCB - UK personal loans	5,110	2.5	1.3	3.2	14.5	79.3
PCB - UK overdrafts	1,165	4.9	3.5	7.1	15.8	94.9
Africa Banking - South Africa cards	2,255	9.5	5.1	7.3	5.5	69.5
Africa Banking - South Africa personal loans	782	5.6	2.8	8.5	7.7	71.4
As at 31.12.13
Barclaycard - UK cards	15,937	2.4	1.1	4.4	4.6	86.2
Barclaycard - US cards	10,301	2.1	1.0	4.0	1.8	86.6
Barclaycard - Barclays Partner Finance[3]	2,765	1.6	0.8	2.9	3.2	83.2
Barclaycard - Germany cards[4]	1,290	2.5	1.0	3.7	3.2	73.5
Barclaycard - Iberia cards	1,036	5.7	2.4	10.7	9.9	84.8
PCB - UK personal loans	4,958	2.7	1.2	4.6	15.8	79.4
PCB - UK overdrafts	1,307	4.8	3.3	7.6	14.5	94.5
Africa Banking - South Africa cards	2,224	8.1	4.3	7.3	5.1	70.7
Africa Banking - South Africa personal loans	906	5.4	2.6	7.9	7.4	70.4

1	Includes forborne interest-only loans.
2	US Airways portfolio of US$745m, which was brought onto the balance sheet in Q2 14, is included within Gross Loans and Advances but excluded from the risk metrics.
3	Gross Loans and Advances have been revised to include the Secure Motor portfolio of £266m.
4	Germany cards recovery figures have been restated to align to the Barclays Group charge-off policy and Gross Loans and Advances have been revised to exclude Personal Loans and Fundy Loans portfolios totaling £879m.

Barclays PLC – 2014 Interim Results	49

Credit Risk

—	UK cards: Recovery coverage reduced to 83.7% (2013: 86.2%) following the write off of accounts in late 2013 where repayments were below that required by Barclays group policy

—	US cards: Significant improvement in arrears rates was driven by a targeted growth strategy focused on high quality customers and low-risk Partnerships

—	UK personal loans: Charge-off rates reduced due to the improved performance of new bookings following changes to credit criteria in 2013

—	South Africa cards: The arrears rate deterioration reflected the maturation of lower quality business in the Edcon portfolio booked pre-2014

Group exposures to Eurozone countries

—

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—

During H114 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 11% to £47.4bn principally due a fall of 31% in Financial Institutions due to loan repayments; and residential mortgage exposure decreasing 7% to £29.3bn due to lower volumes of new lending

—	As at 30 June 2014, the local net funding deficit in Italy was €10.8bn (2013: €11.6bn) and the deficit in Portugal was €2.6bn (2013: €3.0bn). The net funding surplus in Spain was €2.4bn (2013: €3.1bn)

—

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. The basis of preparation is consistent with that described in the 2013 Annual Report

—

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on- balance Sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
As at 30.06.14	£m	£m	£m	£m	£m	£m	£m	£m
Spain	134	753	2,736	11,710	1,984	17,317	25,198	3,335
Italy	1,898	681	1,377	14,284	1,592	19,832	26,396	2,773
Portugal	165	43	653	3,187	1,370	5,418	5,793	1,575
Ireland	30	2,972	1,394	92	88	4,576	8,217	1,521
Cyprus	42	2	118	20	41	223	322	28
Greece	-	27	35	6	6	74	1,119	2
Total	2,269	4,478	6,313	29,299	5,081	47,440	67,045	9,234

As at 31.12.13
Spain	184	1,029	3,203	12,537	2,292	19,245	26,474	3,253
Italy	1,556	417	1,479	15,295	1,881	20,628	27,341	3,124
Portugal	372	38	891	3,413	1,548	6,262	6,608	2,288
Ireland	67	5,032	1,356	103	100	6,658	10,051	2,047
Cyprus	-	7	106	19	43	175	256	66
Greece	8	5	51	6	12	82	903	3
Total	2,187	6,528	7,086	31,373	5,876	53,050	71,633	10,781

Barclays PLC – 2014 Interim Results	50

Market Risk

Traded Market Risk

During H114 average DVaR in the trading book reduced in line with lower levels of market activity

Analysis of Management VaR

—	The table below shows the total Management VaR on a diversified basis by risk factor. Total Management VaR includes all trading positions in the Investment Bank, Non-Core and Africa Banking

—	Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business

—

Average management VaR fell during the period reflecting the lower levels of market volatility than observed in H113 and reduced overall positioning. During the period Management VaR fell to a level as low as £18m

	Six months ended 30.06.14			Six months ended 31.12.13			Six months ended 30.06.13
Management VaR (95%)	Daily Avg	High[1]	Low[1]	Daily Avg	High[1]	Low[1]	Daily Avg	High[1]	Low[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	12	15	9	16	21	12	21	25	17
Interest rate risk	10	14	6	11	16	7	14	24	6
Spread risk	5	8	3	7	9	5	15	21	7
Basis risk	6	8	4	9	13	7	13	17	9
Equity risk	12	23	8	11	17	6	10	21	5
Commodity risk	3	8	2	4	6	2	5	8	4
Foreign exchange risk	4	6	2	3	7	2	4	7	2
Inflation risk	3	4	2	3	5	2	4	8	2
Diversification effect	(32)	-	-	(38)	-	-	(55)	-	-
Total Management VaR	23	31	18	26	33	21	31	39	23

—	In H114, Equity VaR replaced Credit VaR as the single largest contributor, which was reflected in the level of activity and revenue performance from the Equity business

—

The three main contributors to total DVaR were equity, credit and interest rate risks. From average H113 levels, average DVaR fell for spread risk by £10m (67%), credit risk by £9m (43%), basis risk by £7m (54%) and interest rate risk by £4m (29%). Average DVaR for the Group fell by £8m (26%)

—	The business remained within the Management VaR limits agreed with the Board Financial Risk Committee throughout H114 for both risk type VaR and total VaR

—

For regulatory market risk capital calculations, VaR is calculated at the 99% level. The model is subject to daily back-testing, where it is compared to profit and loss results. The VaR model has performed well in back-testing and maintains its Green categorisation, as defined by the PRA

1	The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

Barclays PLC – 2014 Interim Results	51

Market Risk

Analysis of Net Interest Income Sensitivity

Annual Earnings at Risk (AEaR) is the primary income risk metric used to measure and control non-traded market risk exposure. AEaR measures net interest income sensitivity over the next twelve months after instantaneous 200bp parallel shocks up and down are applied to the current yield curve. 200bp shocks are consistent with industry best practice and are supported by banking regulators.

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31 May 2014 and 31 December 2013.

The main model assumptions are:

—	The balance sheet is projected on a static basis (kept flat over the horizon) so all changes in AEaR sensitivity are linked to the interest rate shock, rather than variations in balances

—	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages

—	The parallel shock down is subject to an interest rate floor at 0%

Net interest income sensitivity (AEaR) by business unit
Period ended 31.05.14[1]	Personal & Corporate Banking £m	Barclaycard £m	Africa £m2	Non-core £m	Other £m3	Total £m
+200bps	412	(74)	28	2	(66)	302
+100bps	224	(35)	14	1	(53)	151
-100bps	(418)	24	(14)	(1)	(8)	(417)
-200bps	(461)	24	(26)	(1)	(17)	(481)

Period ended 31.12.13
+200bps	373	(84)	19	9	(92)	225
+100bps	195	(42)	9	5	(57)	110
-100bps	(315)	25	(8)	(1)	56	(243)
-200bps	(352)	26	(15)	(1)	49	(293)

Total AEaR from a -200bp shock increased by 64% to £(481)m (2013: £(293)m). For a +200bp shock, total AEaR increased by 34% to £302m (Dec 13: £225m) predominantly due to the following changes in PCB:

—	The inclusion of re-pricing lag risk within the overall AEaR numbers from May 14

—

A steepening of the forecast base rate path (next base rate rise expected to occur in December 14 against a previous expectation of February 15) allowing larger shocks to funding income on liability products

1	Based on May 2014 data, being the latest available.
2	Excluding Investment banking operations.
3	Other consists of Group Treasury and adjustments made for hedge ineffectiveness.

Barclays PLC – 2014 Interim Results	52

Statement of Directors’ Responsibilities

The Directors (who are listed below) confirm that the condensed consolidated interim financial statements set out on pages 8 to 12 and 54 to 87 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R namely:

—

an indication of important events that have occurred during the six months ended 30 June 2014 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

—	material related party transactions in the six months ended 30 June 2014 and any material changes in the related party transactions described in the last Annual Report

Signed on behalf of the Board by

Antony Jenkins	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman Sir David Walker	Executive Directors Antony Jenkins (Group Chief Executive) Tushar Morzaria (Group Finance Director)

Non-executive Directors

Mike Ashley

Tim Breedon

Crawford Gillies

Reuben Jeffery

Wendy Lucas-Bull

Dambisa Moyo

Frits van Paasschen

Sir Michael Rake

Diane de Saint Victor

Sir John Sunderland

Steve Thieke

Barclays PLC – 2014 Interim Results	53

Financial Statement Notes

1.    Basis of preparation

These condensed interim financial statements for the six months ended 30 June 2014 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority (previously the Financial Services Authority) and with IAS 34, ‘Interim financial reporting’, as adopted by the European Union. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB).

The accounting policies and methods of computation used in these condensed interim financial statements are the same as those used in the 2013 Annual Report, except as detailed below:

IAS 32 Financial Instruments: Presentation

IAS 32, Amendments to Offsetting Financial Assets and Financial Liabilities, which was adopted by the Group on 1 January 2014, clarified the circumstances in which netting is permitted; in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement. The financial impact for the group to the 31 December 2013 balance sheet is to gross up certain financial assets and financial liabilities (mainly derivatives and settlement balances) by £31.4bn that were previously reported net.

Other reporting changes

As a result of the business reorganisation outlined in the Group Strategy Update on 8 May 2014, the Group has made changes to the composition of its business segments for the purposes of reporting in accordance with IFRS 8. For more details of the changes made please refer to the Restatement Document published on 10 July 2014, which outlines the impact on the Group’s previously reported segmental results from the Group structure changes and the subsequent reallocation of elements of the Head Office results to the businesses post the resegmentation. The Head Office allocation and resegmentation only affects the reported results of the individual businesses and does not impact the consolidated primary financial statements.

Future accounting developments

IFRS 9 Financial Instruments

IFRS 9 will change the classification and therefore the measurement of the Group’s financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the effect of changes in the Group’s own credit risk on the fair value of financial liabilities that the group designates at fair value through profit and loss will be included in other comprehensive income rather than the income statement. A final version of the standard was issued in July 2014. The new Standard will come into effect on 1 January 2018 subject to EU Endorsement.

IFRS 15 Revenue from Contracts with Customers

The International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) have jointly issued a converged standard on the recognition of revenue from contracts with customers. The impact for the Group of the new standard is currently being assessed. The standard will be effective for annual reporting periods beginning on or after 1 January 2017 with retrospective application, subject to EU Endorsement.

For more information on future accounting changes, refer to the Barclays 2013 annual report.

Going Concern

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

Barclays PLC – 2014 Interim Results	54

Financial Statement Notes

2.    Staff Costs

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.14	31.12.13	30.06.13
Compensation costs	£m	£m	£m
Deferred bonus charge	573	492	655
Current year bonus charges	430	446	511
Sales commissions, commitments and other incentives	111	246	204
Performance costs	1,114	1,184	1,370
Salaries	2,510	2,278	2,703
Social security costs	363	339	376
Post retirement benefits	327	340	348
Other compensation costs	296	325	353
Total compensation costs	4,610	4,466	5,150

Other resourcing costs
Outsourcing	532	562	522
Redundancy and restructuring	253	304	383
Temporary staff costs	263	270	281
Other	72	122	95
Total other resourcing costs	1,120	1,258	1,281

Total staff costs	5,730	5,724	6,431

Total staff costs decreased 11% to £5,730m, principally reflecting an 19% decrease in performance costs, a 7% decrease in salaries and a 34% decrease in redundancy and restructuring.

Group compensation costs decreased 10% to £4,610m with the Group compensation: adjusted net operating income ratio remaining at 38% (2013: 38%). Group performance costs reduced 19% to £1,114m primarily reflecting lower deferred and current year bonus charges. There was an expected charge of £1.1bn (2013: £1.2bn) relating to future periods for bonus awards granted but not yet expensed as at 30 June 2014.

No awards have yet been granted in relation to the 2014 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

Other resourcing costs decreased by 13% to £1,120m primarily due to a reduction in redundancy and restructuring costs of 34% to £253m due to a number of Transform initiatives occurring particularly in Europe.

Barclays PLC – 2014 Interim Results	55

Financial Statement Notes

3.  Administration and General Expenses

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.14	31.12.13	30.06.13
	£m	£m	£m
Infrastructure costs
Property and equipment	727	711	899
Depreciation of property, plant and equipment	292	316	331
Operating lease rentals	288	325	320
Amortisation of intangible assets	251	246	234
Impairment of property, equipment and intangible assets	10	101	48
Total infrastructure costs	1,568	1,699	1,832

Other costs
Consultancy, legal and professional fees	729	712	541
Subscriptions, publications, stationery and communications	378	479	390
Marketing, advertising and sponsorship	260	326	257
Travel and accommodation	97	154	153
UK bank levy	-	504	-
Goodwill impairment	-	79	-
Other administration and general expenses	115	514	177
Total other costs	1,579	2,768	1,518

Total administration and general expenses	3,147	4,467	3,350

Administration and general expenses have decreased 6% to £3,147m. This was driven by decreased infrastructure and other costs due to the Transform program which is offset by an increase in litigation and conduct charges.

4.        Tax

	Assets		Liabilities
Current and Deferred Tax Assets and Liabilities	30.06.14	31.12.13	30.06.14	31.12.13
	£m	£m	£m	£m
Current tax	216	219	(1,076)	(1,042)
Deferred tax	4,245	4,807	(353)	(373)
Total	4,461	5,026	(1,429)	(1,415)

The tax charge for H114 was £895m (2013: £594m), representing an effective tax rate of 35.8% (2013: 35.4%). The effective tax rate is higher than the UK statutory tax rate of 21.5% (2013: 23.25%) mainly due to profits outside of the UK taxed at higher local statutory tax rates, non-creditable taxes and non-deductible expenses, partially offset by the effect of non-taxable gains and income and deferred tax asset measurement adjustments.

The deferred tax asset of £4,245m (2013: £4,807m) mainly relates to amounts in the UK, US and Spain.

Barclays PLC – 2014 Interim Results	56

Financial Statement Notes

5.        Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year ended	Half Year ended	Half Year ended	As at	As at	As at
	30.06.14	31.12.13	30.06.13	30.06.14	31.12.13	30.06.13
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	237	171	239	4,341	5,868	5,948
- Upper Tier 2 instruments	1	1	1	486	485	486
Barclays Africa Group Limited	149	185	158	2,126	2,204	2,509
Other non-controlling interests	3	(12)	14	4	7	111
Total	390	345	412	6,957	8,564	9,054

Equity attributable to non-controlling interests decreased by £1,607m to £6,957m due to £1,527m of Barclays Bank Plc preference shares being bought back and cancelled as part of the Additional Tier 1 (AT1) exchange exercise detailed in Note 14.

6.       Earnings Per Share

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.14	31.12.13	30.06.13
	£m	£m	£m
Profit/(loss) attributable to ordinary equity holders of the parent[1]	1,126	(131)	671
Dilutive impact of convertible options	-	1	-
Tax credit on profit after tax attributable to other equity holders	19	-	-
Total profit/(loss) attributable to equity holders of the parent including tax credit on other equity	1,145	(130)	671

Basic weighted average number of shares in issue[2]	16,296	14,308	13,525
Number of potential ordinary shares	127	360	365
Diluted weighted average number of shares	16,423	14,668	13,890

Basic earnings/(loss) per ordinary share	7.0p	(0.9p)	5.0p
Diluted earnings/(loss) per ordinary share	7.0p	(0.9p)	4.8p

7.         Dividends on Ordinary Shares

It is Barclays policy to declare and pay dividends on a quarterly basis. The first interim dividend for 2014 of 1p per share was paid on 23 June 2014. The Board has decided to pay on 19 September 2014, a second interim dividend for 2014 of 1p per ordinary share to shareholders on the share register on 8 August 2014, making a total for H114 of 2p (2013: 2p).

	Half Year ended 30.06.14		Half Year Ended 31.12.13		Half Year Ended 30.06.13
Dividends Paid During the Period	Per Share	Total	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m	Pence	£m
Final dividend paid during period	3.5p	564	-	-	3.5p	442
Interim dividends paid during period	1.0p	164	2.0p	289	1.0p	128

For qualifying US and Canadian resident ADR holders, the second interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the second interim dividend on 19 September 2014 to ADR holders on the record at close of business on 8 August 2014.

1

The profit after tax attributable to other equity holders of £90m (2013: £nil) is offset by a tax credit recorded in reserves of £19m (2013: £nil). The net amount of £71m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

2

The basic weighted average number of shares excludes Treasury shares held in employee benefit trusts or held for trading. The rights issue in October 2013 resulted in the issue of an additional 3,219m shares. In accordance with IAS33, a retrospective adjustment has been applied to the basic weighted average number of shares in issue for the prior periods which has resulted in a movement in earnings per share of 5.3p to of 5.0p for the half year ended 30 June 2013.

Barclays PLC – 2014 Interim Results	57

Financial Statement Notes

8.         Derivative Financial Instruments

	Contract Notional Amount	Fair Value
As at 30.06.14		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	4,331,867	39,519	(41,055)
Interest rate derivatives	31,655,700	240,332	(227,604)
Credit derivatives	1,246,563	23,571	(22,681)
Equity and stock index and commodity derivatives	1,332,423	27,813	(33,738)
Derivative assets/(liabilities) held for trading	38,566,553	331,235	(325,078)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	155,819	725	(338)
Derivatives designated as fair value hedges	159,810	1,168	(1,084)
Derivatives designated as hedges of net investments	3,179	92	(1)
Derivative assets/(liabilities) designated in hedge accounting relationships	318,808	1,985	(1,423)

Total recognised derivative assets/(liabilities)	38,885,361	333,220	(326,501)

As at 31.12.13
Foreign exchange derivatives	4,637,028	59,605	(64,765)
Interest rate derivatives	34,706,623	230,127	(217,326)
Credit derivatives	1,576,184	27,350	(27,068)
Equity and stock index and commodity derivatives	1,063,431	30,473	(36,686)
Derivative assets/(liabilities) held for trading	41,983,266	347,555	(345,845)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	160,809	899	(500)
Derivatives designated as fair value hedges	123,459	1,278	(752)
Derivatives designated as hedges of net investments	19,377	568	(21)
Derivative assets/(liabilities) designated in hedge accounting relationships	303,645	2,745	(1,273)

Total recognised derivative assets/(liabilities)	42,286,911	350,300	(347,118)
Derivative assets decreased by £17bn primarily due to a decrease in foreign exchange derivatives as GBP strengthened against USD and reduced trading activity; and a decrease in credit derivatives due to tightening of credit spreads and trade maturities, offset by an increase in interest rate derivatives due to a decrease in major forward interest rates.

Derivative asset exposures would be £305bn (2013: £321bn) lower than reported under IFRS if the netting of financial instruments and financial collateral were permitted for all amounts that are covered by enforceable netting arrangements, irrespective of whether the stricter requirements of IAS 32 were met. Similarly, derivative liabilities would be £301bn (2013: £317bn) lower. Netting posted on the balance sheet under IFRS for Derivative assets and liabilities was £164bn (2013: £265bn) and £165bn (2013: £265bn) respectively.

Barclays PLC – 2014 Interim Results	58

Financial Statement Notes

9.         Fair value of assets and liabilities

This section should be read in conjunction with Note 18 “Fair value of assets and liabilities” of the 2013 Annual Report, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and, the valuation control framework which governs oversight of valuations.

Valuation

This section should be read in conjunction with Note 18 “Fair value of assets and liabilities” of the 2013 Annual Report, which provides more detail about the definitions of the three levels of the fair value hierarchy.

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
As at 30.06.14	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
Trading portfolio assets	53,012	69,391	6,409	128,812
Financial assets designated at fair value	12,131	9,213	18,402	39,746
Derivative financial assets	5,466	322,738	5,016	333,220
Available for sale assets	32,033	52,942	2,249	87,224
Investment property	-	-	362	362
Non current assets held for sale	-	-	30	30
Total assets	102,642	454,284	32,468	589,394

Trading portfolio liabilities	(34,694)	(22,098)	(23)	(56,815)
Financial liabilities designated at fair value	(5)	(60,584)	(1,659)	(62,248)
Derivative financial liabilities	(5,648)	(315,812)	(5,041)	(326,501)
Total liabilities	(40,347)	(398,494)	(6,723)	(445,564)

As at 31.12.13	£m	£m	£m	£m
Trading portfolio assets	54,363	72,285	6,421	133,069
Financial assets designated at fair value	11,188	9,010	18,770	38,968
Derivative financial assets	4,824	340,463	5,013	350,300
Available for sale assets	36,050	53,561	2,145	91,756
Investment property	-	-	451	451
Non current assets held for sale	-	-	114	114
Total assets	106,425	475,319	32,914	614,658

Trading portfolio liabilities	(29,450)	(24,014)	-	(53,464)
Financial liabilities designated at fair value	(98)	(63,058)	(1,640)	(64,796)
Derivative financial liabilities	(5,627)	(337,172)	(4,319)	(347,118)
Total liabilities	(35,175)	(424,244)	(5,959)	(465,378)

There are no assets or liabilities measured at fair value on a non-recurring basis.

Barclays PLC – 2014 Interim Results	59

Financial Statement Notes

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 30.06.14
Interest rate derivatives	-	241,060	1,151	-	(227,674)	(1,343)
Foreign exchange derivatives	-	39,521	104	-	(40,945)	(120)
Credit derivatives[1]	-	21,870	1,701	(26)	(22,011)	(644)
Equity derivatives	3,625	10,773	1,662	(3,661)	(15,768)	(2,420)
Commodity derivatives	1,841	9,514	398	(1,961)	(9,414)	(514)
Government and government sponsored debt	51,894	68,603	328	(14,275)	(16,183)	(15)
Corporate debt	307	22,037	3,268	-	(3,966)	(14)
Certificates of deposit, commercial paper and other money market instruments	4	953	-	-	(4,511)	-
Reverse repurchase and repurchase agreements	-	5,767	1	-	(5,713)	-
Non asset backed loans	-	3,395	16,000	(5)	(588)	(342)
Asset backed securities	2	17,676	1,885	-	(882)	(4)
Commercial real estate loans	-	-	1,219	-	-	-
Issued debt	-	148	-	-	(46,414)	(1,103)
Equity cash products	44,372	7,449	207	(20,419)	(2,165)	-
Funds and fund linked products	-	2,096	866	-	(2,056)	(44)
Physical commodities	477	2,206	-	-	(18)	-
Investment properties	-	-	362	-	-	-
Other[2]	120	1,216	3,316	-	(186)	(160)
Total	102,642	454,284	32,468	(40,347)	(398,494)	(6,723)

As at 31.12.13
Interest rate derivatives	-	231,218	1,031	-	(217,517)	(1,046)
Foreign exchange derivatives	-	60,111	117	-	(64,715)	(86)
Credit derivatives[1]	-	25,150	2,200	(26)	(26,262)	(780)
Equity derivatives	3,353	11,665	1,266	(3,926)	(16,237)	(1,867)
Commodity derivatives	1,471	12,319	399	(1,675)	(12,441)	(540)
Government and government sponsored debt	53,518	63,627	220	(17,833)	(17,758)	-
Corporate debt	1,005	34,247	3,040	(63)	(5,247)	(12)
Certificates of deposit, commercial paper and other money market instruments	-	1,493	-	(96)	(5,303)	(409)
Reverse repurchase and repurchase agreements	-	5,323	-	-	(5,306)	-
Non asset backed loans	-	2,493	16,132	-	-	-
Asset backed securities	-	15,141	2,112	-	(105)	-
Commercial real estate loans	-	-	1,198	-	-	-
Issued debt	-	54	1	-	(48,734)	(1,164)
Equity cash products	45,547	397	168	(11,554)	(704)	-
Funds and fund linked products	-	8,509	550	-	(3,369)	(54)
Physical commodities	1,155	3,048	-	-	(72)	-
Investment properties	-	-	451	-	-	-
Other[2]	376	524	4,029	(2)	(474)	(1)
Total	106,425	475,319	32,914	(35,175)	(424,244)	(5,959)

1	Credit derivatives also includes derivative exposure to Monoline insurers.
2	Other primarily includes receivables resulting from the acquisition of the North American businesses of Lehman Brothers, asset backed loans, private equity investments and non-current assets held for sale.

Barclays PLC – 2014 Interim Results	60

Financial Statement Notes

Assets and liabilities reclassified between Level 1 and Level 2

There were no transfers between level 1 and 2 during the period.

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

For the period ended 30 June 2014, net transfers into Level 3 totalled £576m primarily due to £426m of funds and fund linked products within trading assets and £77m of non asset backed loans classified as trading portfolio assets following a decrease in the observable market activity. Liabilities of £267m were also transferred in mainly in relation to issued debt classified as financial liabilities designated at fair value.

Transfers out of level 3 totalled £186m primarily due to a transfer out of non-asset backed loans of £92m within trading assets, £78m of non-asset backed loans classified as financial assets designated at fair value and £33m of private equity investments classified as available for sale financial investments in line with more observable market activity.

	As at 01.01.14	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.14
						Trading income	Other income		In	Out

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government and government sponsored debt	161	22	(25)	-	(25)	(12)	-	-	3	-	124
Corporate debt	3,039	176	(195)	-	(2)	203	-	-	3	(10)	3,214
Asset backed securities	2,111	1,388	(1,611)	-	(109)	106	-	-	4	(5)	1,884
Non asset backed loans	176	52	(28)	-	(1)	13	-	-	77	(92)	197
Funds and fund linked products	494	-	(64)	-	-	(35)	-	-	426	-	821
Other	440	10	(301)	-	-	11	-	-	13	(4)	169
Trading portfolio assets	6,421	1,648	(2,224)	-	(137)	286	-	-	526	(111)	6,409

Commercial real estate loans	1,198	994	(761)	-	(195)	(17)	-	-	-	-	1,219
Non asset backed loans	15,956	-	(43)	7	(72)	31	2	-	-	(78)	15,803
Asset backed loans	375	130	(376)	-	(4)	11	-	-	-	(7)	129
Private equity investments	1,168	19	(107)	-	(11)	1	27	-	-	-	1,097
Other	73	80	(36)	-	(12)	(5)	1	-	57	(4)	154
Financial assets designated at fair value	18,770	1,223	(1,323)	7	(294)	21	30	-	57	(89)	18,402

Asset backed securities	1	-	-	-	-	-	-	-	-	-	1
Government and government sponsored debt	59	145	-	-	-	-	-	-	-	-	204
Other	2,085	15	(25)	-	-	3	(61)	29	31	(33)	2,044
Available for sale investments	2,145	160	(25)	-	-	3	(61)	29	31	(33)	2,249

Investment property	451	-	(131)	-	-	(9)	-	-	51	-	362

Non current assets held for sale	114	-	(84)	-	-	-	-	-	-	-	30

Barclays PLC – 2014 Interim Results	61

Financial Statement Notes

	As at 01.01.14 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.14
						Trading income	Other income		In	Out
						£m	£m	£m	£m	£m	£m

Trading portfolio liabilities	-	(2)	-	-	-	(1)	-	-	(20)	-	(23)

Certificates of deposit, commercial paper and other money market instruments	(409)	-	-	-	408	1	-	-	-	-	-
Issued debt	(1,164)	-	74	(13)	204	55	-	-	(267)	8	(1,103)
Other	(67)	(395)	50	(161)	3	4	(1)	-	-	11	(556)
Financial liabilities designated at fair value	(1,640)	(395)	124	(174)	615	60	(1)	-	(267)	19	(1,659)

Interest rate derivatives	(15)	(120)	(16)	-	32	(242)	21	-	154	(6)	(192)
Credit derivatives	1,420	5	(14)	-	(68)	(168)	(22)	-	(66)	(30)	1,057
Equity derivatives	(601)	(143)	(14)	(172)	2	91	-	-	(11)	90	(758)
Commodity derivatives	(141)	-	(13)	(5)	5	3	(1)	-	63	(27)	(116)
Foreign exchange derivatives	31	136	(13)	(34)	38	(233)	-	-	58	1	(16)
Net derivative financial instruments[1]	694	(122)	(70)	(211)	9	(549)	(2)	-	198	28	(25)

Total	26,955	2,512	(3,733)	(378)	193	(189)	(34)	29	576	(186)	25,745

Included in financial assets designated at fair value is the Education, Social Housing and Local Authority (ESHLA) loan portfolio of £15.8bn (2013:£15.6bn). The valuation of the ESHLA portfolio continues to be based on internally modelled spreads. Valuation uncertainty arises mainly from the long dated nature of the portfolio, the lack of active secondary market in the loans and the lack of observable loan spreads.

1	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 30 June 2014 totalled £5,016m (31 December 2013: £5,013m) and derivative financial liabilities totalled £5,041m (31 December 2013: £4,319m).

Barclays PLC – 2014 Interim Results	62

Financial Statement Notes

	As at 01.01.13	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31.12.13
						Trading income	Other income		In	Out

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government and government sponsored debt	321	135	(199)	82	(23)	(3)	(11)	-	-	(141)	161
Corporate debt	3,136	84	(83)	-	-	(46)	-	-	-	(52)	3,039
Asset backed securities	3,614	2,773	(4,729)	-	(389)	831	-	-	50	(39)	2,111
Non asset backed loans	344	91	(281)	35	(37)	16	-	-	8	-	176
Funds and fund linked products	685	-	(64)	-	-	(95)	-	-	-	(32)	494
Other	414	46	(42)	-	(44)	44	-	-	34	(12)	440
Trading portfolio assets	8,514	3,129	(5,398)	117	(493)	747	(11)	-	92	(276)	6,421

Commercial real estate loans	1,798	1,542	(1,717)	-	(526)	156	2	-	2	(59)	1,198
Non asset backed loans	2,021	390	(1)	-	(208)	(1,441)	(107)	-	15,317	(15)	15,956
Asset backed loans	564	595	(748)	-	(23)	106	-	-	-	(119)	375
Private equity investments	1,350	161	(134)	-	(87)	50	(139)	-	18	(51)	1,168
Other	353	11	(237)	-	(28)	(36)	(1)	-	105	(94)	73
Financial assets designated at fair value	6,086	2,699	(2,837)	-	(872)	(1,165)	(245)	-	15,442	(338)	18,770

Asset backed securities	492	-	(521)	-	(29)	(1)	30	30	-	-	1
Government and government sponsored debt	46	13	-	-	(1)	-	1	-	-	-	59
Other	2,342	25	(77)	-	(471)	1	255	2	36	(28)	2,085
Available for sale investments	2,880	38	(598)	-	(501)	-	286	32	36	(28)	2,145

Investment property	1,686	151	(1,210)	-	-	17	(31)	-	-	(162)	451

Non current assets held for sale	-	-	-	-	-	-	-	-	114	-	114

Barclays PLC – 2014 Interim Results	63

Financial Statement Notes

	As at 01.01.13	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31.12.13
						Trading income	Other income		In	Out

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Trading portfolio liabilities	(2)	(1)	-	-	-	1	-	-	-	2	-

Certificates of deposit, commercial paper and other money market instruments	(760)	-	-	-	7	204	93	-	-	47	(409)
Issued debt	(1,439)	-	9	(67)	319	60	6	-	(205)	153	(1,164)
Other	(156)	(2)	1	-	(2)	(3)	3	-	-	92	(67)
Financial liabilities designated at fair value	(2,355)	(2)	10	(67)	324	261	102	-	(205)	292	(1,640)

Interest rate derivatives	149	(26)	(1)	-	31	262	2	-	(26)	(406)	(15)
Credit derivatives	1,776	95	(66)	(2)	54	(488)	(81)	-	(74)	206	1,420
Equity derivatives	(608)	301	(1)	(394)	(48)	151	2	-	(85)	81	(601)
Commodity derivatives	117	(57)	-	(44)	42	66	1	-	(146)	(120)	(141)
Foreign exchange derivatives	(40)	-	-	-	145	(44)	1	-	(10)	(21)	31
Other	(164)	-	-	-	-	-	-	-	-	164	-
Net derivative financial instruments[1]	1,230	313	(68)	(440)	224	(53)	(75)	-	(341)	(96)	694

Total	18,039	6,327	(10,101)	(390)	(1,318)	(192)	26	32	15,138	(606)	26,955

1	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2013 totalled £5,013m (31 December 2012: £6,217m) and derivative financial liabilities totalled £4,319m (31 December 2012: £4,987m).

Barclays PLC – 2014 Interim Results	64

Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at the period end.

Unrealised gains and losses recognised during the period on Level 3 financial assets and liabilities held at period end

	As at 30.06.14				As at 31.12.13
	Income statement				Income statement
	Trading income £m	Other income £m	Other comprehensive income £m	Total £m	Trading income £m	Other income £m	Other comprehensive income £m	Total £m
Trading portfolio assets	284	-	-	284	222	-	-	222
Financial assets designated at fair value	(122)	34	-	(88)	(1,276)	10	-	(1,266)
Available for sale assets	5	(4)	32	33	-	(5)	27	22
Investment property	(10)	-	-	(10)	(27)	(31)		(58)
Trading portfolio liabilities	(1)	-	-	(1)	-	-	-	-
Financial liabilities designated at fair value	22	-	-	22	74	-	-	74
Net derivative financial instruments	(78)	(21)	-	(99)	(411)	(75)	-	(486)
Total	100	9	32	141	(1,418)	(101)	27	(1,492)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within note 18 ‘Fair value of assets and liabilities’ in the 2013 Annual Report.

Barclays PLC – 2014 Interim Results	65

Financial Statement Notes

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets	Total liabilities	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m

As at 30.06.14
Interest rate derivatives	1,151	(1,343)	109	-	(108)	-
Foreign exchange derivatives	104	(120)	36	-	(36)	-
Credit derivatives	1,701	(644)	61	-	(208)	-
Equity derivatives	1,662	(2,420)	321	-	(321)	(0)
Commodity derivatives	398	(514)	40	-	(40)	-
Government and government sponsored debt	328	(15)	1	-	(1)	-
Corporate debt	3,268	(14)	10	-	(9)	(0)
Certificates of deposit, commercial paper and other money market instruments	-	-	-	-	-	-
Repurchase agreements	1	-	-	-	-	-
Non asset backed loans	16,000	(342)	123	-	(1,217)	-
Asset backed securities	1,885	(4)	89	1	(48)	(1)
Commercial real estate loans	1,219	-	56	-	(45)	-
Issued debt	-	(1,103)	-	-	-	-
Equity cash products	207	-	-	10	-	(10)
Funds and fund linked products	866	(44)	21	-	(21)	-
Physical commodities	-	-	-	-	-	-
Investment property	362	-	26	-	(12)	-
Other	3,316	(160)	225	64	(190)	(51)
Total	32,468	(6,723)	1,118	75	(2,256)	(62)
As at 31.12.13
Interest rate derivatives	1,031	(1,046)	246	-	(251)	-
Foreign exchange derivatives	117	(86)	32	-	(32)	-
Credit derivatives	2,200	(780)	145	-	(287)	-
Equity derivatives	1,266	(1,867)	234	-	(234)	-
Commodity derivatives	399	(540)	41	-	(41)	-
Government and government sponsored debt	220	-	1	-	(1)	-
Corporate debt	3,040	(12)	10	-	(4)	-
Certificates of deposit, commercial paper and other money market instruments	-	(409)	-	-	-	-
Non asset backed loans	16,132	-	151	-	(1,177)	-
Asset backed securities	2,112	-	104	1	(74)	(1)
Commercial real estate loans	1,198	-	61	-	(29)	-
Issued debt	1	(1,164)	-	-	-	-
Equity cash products	168	-	-	12	-	(12)
Funds and fund linked products	550	(54)	25	-	(25)	-
Investment property	451	-	22	-	(21)	-
Other	4,029	(1)	186	58	(182)	(47)
Total	32,914	(5,959)	1,258	71	(2,358)	(60)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1.2bn (31 December 2013: £1.3bn) or to decrease fair values by up to £2.3bn (31 December 2013: £2.4bn) with substantially all the potential effect impacting profit and loss rather than equity.

Barclays PLC – 2014 Interim Results	66

Financial Statement Notes

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3, along with the range of values used for those significant unobservable inputs, are consistent with Note 18 ‘Fair value of assets and liabilities’ in the 2013 Annual Report. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18 ‘Fair value of assets and liabilities’ of the 2013 Annual Report.

Fair value adjustments

Key balance sheet valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

	30.06.14	31.12.13
	£m	£m
Bid-offer valuation adjustments	(366)	(406)
Other exit adjustments	(171)	(208)
Uncollateralised derivative funding	(83)	(67)
Derivative credit valuation adjustments:
- Monolines	(24)	(62)
- Other derivative credit valuation adjustments	(321)	(322)
Derivative debit valuation adjustments	220	310

•	Bid offer and other exit adjustments have reduced by £40m to £366m and by £37m to £171m respectively during 2014 as a result of movements in market bid offer spreads

•	Derivative credit valuation adjustments reduced by £39m to £345m in 2014 as a result of a reduction in monoline exposure and improvements in counterparty credit

•	Uncollateralised derivative funding adjustments have increased by £16m to £83m

•	Derivative debit valuation adjustments have reduced by £90m to £220m as a result of improvements in Barclays credit

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of certain groups of financial assets and financial liabilities. Assets and liabilities are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is as follows:

	Half year ended 30.06.14 £m	Half year ended 31.12.13 £m
Opening balance	137	159
Additions	10	12
Amortisation and releases	(22)	(34)
Closing balance	125	137

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

Barclays PLC – 2014 Interim Results	67

Financial Statement Notes

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor, by the Federal Deposit Insurance Corporation (FDIC) in the United States of America. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £3.1bn at 30 June 2014.

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the 2013 Annual Report disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet where carrying amount is not a reasonable approximation of fair value:

	As at 30.06.14		As at 31.12.13
Financial assets	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m
Loans and advances to banks	43,448	43,435	39,422	39,408
Loans and advances to customers:
- Home loans	179,022	166,169	179,527	170,793
- Credit cards, unsecured and other retail lending	62,412	61,975	64,551	63,944
- Finance lease receivables	5,471	5,424	5,827	5,759
- Corporate loans	195,644	192,648	184,332	180,499
Reverse repurchase agreements and other similar secured lending	171,934	171,934	186,779	186,756

Financial liabilities
Deposits from banks	(62,167)	(62,162)	(55,615)	(55,646)
Customer accounts:
- Current and demand accounts	(142,610)	(142,610)	(134,849)	(134,849)
- Savings accounts	(127,807)	(127,933)	(123,824)	(123,886)
- Other time deposits	(173,221)	(173,254)	(173,325)	(173,056)
Debt securities in issue	(83,832)	(84,919)	(86,693)	(87,022)
Repurchase agreements and other similar secured borrowing	(173,669)	(173,669)	(196,748)	(196,748)
Subordinated liabilities	(19,301)	(21,466)	(21,695)	(22,193)

10.    Subordinated Liabilities

	As at	As at
	30.06.14	31.12.13
	£m	£m
Opening balance as at 1 January	21,695	24,018
Issuances	23	700
Redemptions	(1,526)	(1,426)
Other	(891)	(1,597)
Total dated and undated subordinated liabilities as at period end	19,301	21,695

Subordinated liabilities decreased 11% to £19,301m. Redemptions included £821m Callable Fixed/Floating Rate Subordinated Notes (€1,000m) and £98m 8.80% Callable Subordinated Notes (ZAR 1,725m). In addition, £607m Tier One Notes and Reserve Capital Instruments were exchanged as part of the Additional Tier 1 (AT1) exchange exercise detailed in Note 14.

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Financial Statement Notes

11.      Provisions

	As at	As at
	30.06.14	31.12.13
	£m	£m
Conduct Remediation
- Payment Protection Insurance redress	1,295	971
- Interest rate hedging product redress	648	1,169
- Other conduct	288	388
Litigation	358	485
Redundancy and restructuring	344	388
Undrawn contractually committed facilities and guarantees	180	165
Onerous contracts	108	100
Sundry provisions	224	220
Total	3,445	3,886

Payment Protection Insurance Redress

As at 31 December 2013, Barclays had recognised cumulative provisions totalling £3.95bn against the cost of Payment Protection Insurance (PPI) redress and associated processing costs. Utilisation of £2.98bn left a remaining balance of £0.97bn at that date.

During H114, utilisation has been £576m, down 15% compared to H113 (£680m) and 16% on H213 (£685m). As at 30 June 2014, 1.1m (31 December 2013: 1.0m) customer initiated claims1 had been received and processed. The monthly volume of claims received in H1 declined 22% compared to H113 and 10% versus H213. This rate of decline was slower than previously expected with an increased level of claims from Claims Management Companies (CMCs) experienced during Q2 14 in particular. CMC claims have reduced by only 39% from the peak in May 2012 compared to a drop in direct customer claims of 69%.

The appropriate provision is determined by reference to a number of key assumptions which involve significant management judgement and modelling:

–	Customer initiated claim volumes – claims received but not yet processed as at 30 June and an estimate of future claims
–	Proactive response rate – volume of claims in response to proactive mailing
–	Uphold rate – the percentage of claims that are upheld as being valid upon review
–	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies

An additional provision of £900m was recognised in June 2014, as a result of the lower than expected decline in claims, related referrals of cases to the Financial Ombudsman Service (FOS) and associated operational costs. As at 30 June 2014, cumulative utilisation has been £3.56bn, leaving a remaining provision of £1.3bn.

The assumptions underlying the provision remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity. The current provision represents Barclays’ best estimate of all future expected costs of PPI redress, however, due to the level of uncertainty regarding future complaint volumes it is possible the eventual outcome may differ from the current estimate. If this were to be material, the provision will be increased or decreased accordingly.

The following table details, by key assumption, actual data through to 30 June 2014, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

1

Total claims received to date, which include those received via CMCs but exclude those for which no PPI policy exists and excluding responses to proactive mailing. This sensitivity includes the associated costs of FOS referrals and operating costs.

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Financial Statement Notes

Assumption	Cumulative actual to 30.06.14	Future Expected	Sensitivity Analysis increase/decrease in provision
Customer initiated claims received and processed[1]	1,120k	330k	50k = £98m
Proactive mailing	680k	320k	50k = £18m
Response rate to proactive mailing	28%	20%	1% = £5m
Average uphold rate per claim[2]	76%	80%	1% = £7m
Average redress per valid claim[3]	£1,797	£1,668	£100 = £38m

Interest Rate Hedging Product Redress

£m
As at 31 December 2013	1,169
Increase in provision in period	-
Utilisation of provision in period	(521)
As at 30 June 2014	648

As at 30 June 2014, the provision for interest rate hedging product redress was £648m after H114 utilisation of £521m primarily due to the payment of redress to customers. Redress outcomes have been communicated to approximately 95% of the non-sophisticated customers covered by the review. Over 60% of the customers covered by the review have now been paid all redress due or are not due redress.

There has been no significant change to the estimate of future costs and the group expects the provision to be sufficient to cover the cost of completing redress. No provision has been recognised in relation to possible incremental consequential loss claims (over and above 8% per annum simple interest and an allowance for tax rate differentials). As at 30 June 2014, no significant incremental consequential loss claims from customers categorised as non-sophisticated had been agreed. Incremental consequential loss claims and claims from sophisticated customers will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

1

Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing. This sensitivity includes the associated costs of FOS referrals and operating costs.

2	Average uphold rate per claim excludes those for which no PPI policy exists.
3	Average redress stated on a per policy basis.

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Financial Statement Notes

12.      Retirement Benefits

As at 30 June 2014, the Group’s IAS 19 (Revised) pension deficit across all schemes was £1.7bn (2013: £1.8bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had a deficit of £1.3bn (2013: £1.4bn).

The movement for the UKRF is largely due to an increase in asset values, which was partially offset by an increase in defined benefit obligation. The increase in defined benefit obligation can be linked to a decrease in discount rate to 4.31% (2013: 4.46%), partially offset by a decrease in long term expected inflation to 3.34% (2013: 3.42%).

The triennial funding valuation of the UKRF is currently underway with an effective date of 30 September 2013. Contribution requirements, including any deficit recovery plans, will be agreed between the Group and Trustee by the end of 2014. The previous triennial funding valuation at 30 September 2010 showed a deficit of £5.0bn. Under the agreed recovery plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn paid in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.7bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2012 and showed a deficit of £3.6bn.

13.      Called Up Share Capital

Called up share capital comprises 16,417m (2013: 16,113m) ordinary shares of 25p each. The increase was largely due to the issuance of shares under employee share schemes.

As at 30 June 2014, there were no unexercised warrants (2013: nil).

14.      Other Equity Instruments

Other Equity Instruments of £4,326m (2013: £2,063m) include Additional Tier 1 (AT1) securities issued by Barclays PLC during 2013 and 2014. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $2bn and €1bn. In 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn. The 2014 AT1 securities were issued as part of an exchange of £1,527m of Barclays Bank PLC preference shares (held as non controlling interests for Barclays PLC) and £607m of subordinated debt instruments (Tier 1 Notes and Reserve Capital Instruments).

The exchange exercise involved Barclays PLC issuing AT1 securities to investors in exchange for Barclays Bank PLC preference shares and Barclays Bank PLC subordinated debt instruments held by the same investors. As part of the exercise, Barclays Bank PLC issued three AT1 instruments to Barclays PLC. Upon completion of the exercise, the preference shares and subordinated debt instruments were cancelled by Barclays Bank PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

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Financial Statement Notes

15.      Other Reserves

Currency Translation Reserve

As at 30 June 2014 there was a debit balance of £2,083m (2013: £1,142m debit) in the currency translation reserve. The increase of £941m (2013: £750m) principally reflected the depreciation of USD against GBP. The currency translation reserve associated with non-controlling interests increased by £115m (2013: £239m) due to the depreciation of ZAR against GBP.

The recycling impact of the currency translation reserve recognised in the income statement during the period was a £61m net gain (2013: £2m).

Available for Sale Reserve

As at 30 June 2014 there was a credit balance of £493m (2013: £148m) in the Available for sale reserve. The increase of £345m (2013: £96m decrease) was largely driven by £2,014m gains from changes in fair value on Government Bonds offset by £1,253m due to fair value hedging, £212m of net gains transferred to net profit and £123m of tax.

Cash Flow Hedging Reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2014 there was a credit balance of £533m (2013: £273m credit) in the cash flow hedging reserve. The increase of £260m (2013: £1,080m decrease) principally reflected £535m increases in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, partly offset by £212m gains transferred to net profit and a deferred tax debit of £63m.

Treasury Shares

During the period £842m (2013: £1,049m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £775m (2013: £1,034m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

16.      Contingent Liabilities and Commitments

	As at	As at
	30.06.14	31.12.13
	£m	£m
Guarantees and letters of credit pledged as collateral security	13,777	15,226
Performance guarantees, acceptances and endorsements	5,062	5,958
Contingent liabilities	18,839	21,184

Documentary credits and other short-term trade related transactions	1,098	780

Forward starting reverse repurchase agreements	24,492	19,936

Standby facilities, credit lines and other commitments	257,579	254,855

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 17.

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Financial Statement Notes

17.      Legal, competition and regulatory matters

Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects.

Investigations into Certain Agreements

The Financial Conduct Authority (FCA) has alleged that BPLC and BBPLC breached their disclosure obligations in connection with two advisory services agreements entered into by BBPLC. The FCA has imposed a £50m fine. BPLC and BBPLC are contesting the findings. The United Kingdom (UK) Serious Fraud Office (SFO) is also investigating these agreements and the US Department of Justice (DOJ) and US Securities and Exchange Commission (SEC) are investigating whether the Group’s relationships with third parties who help it to win or retain business are compliant with the US Foreign Corrupt Practices Act.

Background Information

The FCA has investigated certain agreements, including two advisory services agreements entered into by BBPLC with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to BPLC’s capital raisings in June and November 2008.

The FCA issued warning notices (Warning Notices) against BPLC and BBPLC in September 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that BPLC and BBPLC believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings.

The Warning Notices conclude that BPLC and BBPLC were in breach of certain disclosure-related listing rules and BPLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the company’s shares). In this regard, the FCA considers that BPLC and BBPLC acted recklessly. The financial penalty in the Warning Notices against the Group is £50m. BPLC and BBPLC continue to contest the findings.

Other Investigations

The FCA and the SFO have agreed that the FCA enforcement process be stayed pending progress in the SFO’s investigation into the agreements referred to above, including the advisory services agreements, in respect of which the Group has received and has continued to respond to requests for further information. The DOJ and the SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. They are also investigating the same agreements. The US Federal Reserve has requested to be kept informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Swiss / US Tax Programme

In August 2013, the DOJ and the Swiss Federal Department of Finance announced the Programme for Non-Prosecution Agreements or Non-Targeted letters for Swiss Banks (Programme). This agreement was the consequence of a long-running dispute between the US and Switzerland regarding tax obligations of US related accounts held in Swiss banks.

Barclays Bank (Suisse) SA and Barclays Bank PLC Geneva Branch were participating in the Programme; however, following a structured review of their US related accounts, it was determined that continued participation in the Programme was not warranted. As a result, Barclays Bank (Suisse) SA and Barclays Bank PLC Geneva Branch have withdrawn from the Programme.

Barclays PLC – 2014 Interim Results	73

Financial Statement Notes

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs, also known as dark pools) and the activities of high-frequency traders. The Group has been providing information to the relevant regulatory authorities in response to their enquiries.

Recent Developments

On 25 June 2014, the NYAG filed a complaint against BPLC and Barclays Capital Inc. (BCI) in the Supreme Court of the State of New York (NY Supreme Court) alleging, amongst other things, that BPLC and BCI engaged in fraud and deceptive practices in connection with LX Liquidity Cross, the Group’s SEC-registered ATS.

In addition, on 28 July 2014, BPLC was named as a defendant along with four former or current directors of BPLC in a proposed securities class action filed in the US District Court for the Southern District of New York (SDNY Court). The complaint asserts various claims under the US Securities Exchange Act of 1934, principally that certain annual and other reports of BPLC contained misstatements and omissions concerning LX Liquidity Cross. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased or otherwise acquired BPLC-issued American Depositary Shares (ADSs), and options contracts to purchase or sell such ADSs, between 2 August 2011 and 25 June 2014.

BPLC is also one of a number of defendants, including several US and international banks, named in proposed securities class actions filed in the SDNY Court on various dates in 2014 alleging, among other things, violations of the federal securities laws related to high frequency trading.

It is possible that additional complaints relating to these or similar matters may be brought in the future against BPLC and/or its affiliates.

Claimed Amounts/Financial Impact

The complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

FERC

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against BBPLC and certain of its former traders in the US District Court in California seeking to collect on an order assessing a $435m civil penalty and the disgorgement of $34.9m of profits, plus interest, in connection with allegations that BBPLC manipulated the electricity markets in and around California. BBPLC and the former traders have filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the Southern District of New York (SDNY), and a motion to dismiss the complaint for failure to state a claim. The US Attorney’s Office in SDNY has informed BBPLC that it is looking into the same conduct at issue in the FERC matter.

Background Information

In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to the Group’s power trading in the western US. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.

In July 2013, FERC issued an Order Assessing Civil Penalties in which it assessed a $435m civil penalty against BBPLC and ordered BBPLC to disgorge an additional $34.9m of profits plus interest (both of which are consistent with the amounts proposed in the Order and Notice).

In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the penalty and disgorgement amount. FERC’s complaint in the civil action reiterates the allegations previously made by FERC in its October 2012 Order and Notice and its July 2013 Order Assessing Civil Penalties.

In September 2013, BBPLC was contacted by the criminal division of the US Attorney’s Office in SDNY and advised that such office is looking at the same conduct at issue in the FERC matter.

On 16 December 2013, BBPLC and its former traders filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY Court, and a motion to dismiss the complaint for failure to state a claim.

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Financial Statement Notes

Claimed Amounts/Financial Impact

FERC has made claims against the Group totalling $469.9m, plus interest, for civil penalties and profit disgorgement. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Investigations into LIBOR, ISDAfix, other Benchmarks and Foreign Exchange Rates

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC’s involvement in manipulating financial benchmarks and foreign exchange rates. BBPLC has reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including those set out in more detail below, remain pending.

Background Information

The FCA, the US Commodity Futures Trading Commission (CFTC), the SEC, the DOJ Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the European Commission (Commission), the SFO, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors’ office in Trani, Italy and various US state attorneys general are amongst various authorities conducting investigations into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and EURIBOR and in connection with efforts to manipulate certain benchmark currency exchange rates.

On 27 June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their investigations and BBPLC agreed to pay total penalties of £290m, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Settlement Order with the CFTC (CFTC Order) and a Non-Prosecution Agreement (NPA) with the DOJ-FS. In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. Summaries of the NPA and the CFTC Order are set out below. The full text of the CFTC Order and the NPA are publicly available on the websites of the CFTC and the DOJ, respectively.

FSA Settlement Agreement

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FCA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed.

CFTC Order

In addition to a $200m civil monetary penalty, the CFTC Order requires BBPLC to cease and desist from further violations of specified provisions of the US Commodity Exchange Act (CEA) and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires BBPLC to:

¡	make its submissions based on certain specified factors, with BBPLC’s transactions being given the greatest weight, subject to certain specified adjustments and considerations;
¡	implement firewalls to prevent improper communications, including between traders and submitters;
¡	prepare and retain certain documents concerning submissions and retain relevant communications;
¡	implement auditing, monitoring and training measures concerning its submissions and related processes;
¡	make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;
¡	use best efforts to encourage the development of rigorous standards for benchmark interest rates; and
¡	continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates.

DOJ Non-Prosecution Agreement

As part of the NPA, BBPLC agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to BBPLC’s submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC’s satisfaction of specified obligations under the NPA. In particular, under the NPA, BBPLC agreed for a period of two years from 26 June 2012, amongst other things, to:

¡	commit no US crimes whatsoever;

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Financial Statement Notes

¡

truthfully and completely disclose non-privileged information with respect to the activities of BBPLC, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

¡	bring to the DOJ’s attention all potentially criminal conduct by BBPLC or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and
¡

bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BBPLC or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

BBPLC also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. BBPLC also continues to cooperate with the other ongoing investigations.

In anticipation of the expiry of the two year period, Barclays and DOJ-FS entered into a letter agreement which: (1) gives DOJ-FS until 27 June 2015 to make a determination under the NPA solely as to whether any of Barclays trading activities in the foreign exchange market during the two year period from 26 June 2012 constituted the commission of a “United States crime”; and (2) with respect to the ongoing investigation of those trading activities by DOJ-FS and DOJ-AD, extends Barclays’ obligation to disclose non-privileged information in response to inquiries of the DOJ-FS to 27 June 2015. The two year period under the NPA has otherwise expired.

Investigations by the US State Attorneys General

Following the settlements announced in June 2012, 31 US state attorneys general commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The NYAG, on behalf of this coalition of attorneys general, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis.

Investigation by the SFO

In addition, following the settlements announced in June 2012, the SFO announced in July 2012 that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

Investigations by the European Commission

The Commission has also been conducting investigations into the manipulation of, amongst other things, EURIBOR. On 4 December 2013, the Commission announced that it had reached a settlement with the Group and a number of other banks in relation to anti-competitive conduct concerning EURIBOR. The Group had voluntarily reported the EURIBOR conduct to the Commission and cooperated fully with the Commission’s investigation. In recognition of this cooperation, the Group was granted full immunity from the financial penalties that would otherwise have applied.

ISDAfix Investigation

Regulators and law enforcement agencies, including the CFTC and the FCA, are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. BBPLC has received and continues to respond to subpoenas and requests for information from various authorities including the CFTC and the FCA.

Foreign Exchange Trading Investigation

Various regulatory and enforcement authorities, including the FCA, the CFTC, the DOJ, the SEC, the New York State Department of Financial Services and the Hong Kong Monetary Authority are investigating foreign exchange trading, including possible attempts to manipulate certain benchmark currency exchange rates or engage in other activities that would benefit their trading positions. Certain of these investigations involve multiple market participants in various countries. BBPLC has received enquiries from certain of these authorities related to their particular investigations, and from other regulators interested in foreign exchange issues. The Group is reviewing its foreign exchange trading covering a several year period at least through October 2013 and is cooperating with the relevant authorities in their investigations.

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Financial Statement Notes

For a discussion of litigation arising in connection with these investigations see “LIBOR and other Benchmarks Civil Actions” and “Civil Actions in Respect of Foreign Exchange Trading” below.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period. Amongst other things, a breach of any of the NPA provisions could lead to prosecutions in relation to BBPLC’s benchmark interest rate submissions and could have significant consequences for BBPLC’s current and future business operations in the US.

LIBOR and other Benchmarks Civil Actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates. The lawsuits seek an unspecified amount of damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. While several of such cases have been dismissed, others remain pending and their ultimate impact is unclear.

Background Information

Following the settlements of the investigations referred to above in “Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates”, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks.

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single Judge in the SDNY Court (MDL Court).

The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the CEA, the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR; or (v) issued loans linked to USD LIBOR.

USD LIBOR Cases in MDL Court

In March 2013, the MDL Court issued a decision dismissing the majority of claims against BBPLC and other panel bank defendants in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions).

Following the decision, the plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013 and June 2014, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the:

—	Debt Securities Class has been dismissed entirely;

—	the claims of the Exchange-Based Class have been limited to claims under the CEA; and

—	the claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

Subsequent to the MDL Court’s March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. The Debt Securities Class attempted to appeal the dismissal of their action to the U.S. Court of Appeals for the Second Circuit (Second Circuit), but the Second Circuit dismissed the appeal as untimely on the grounds that the MDL Court had not reached a decision resolving all of the claims in the consolidated actions. The U.S. Supreme Court has agreed to review the dismissal of the Debt Securities Class’ appeal. Depending on the decision of the U.S. Supreme Court and further proceedings in the MDL Court, various plaintiffs may attempt to bring appeals of some or all of the MDL Court’s decisions in the future.

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Financial Statement Notes

Additionally, a number of other actions before the MDL Court remain stayed, pending further proceedings in the Lead Class Actions.

Until there are further decisions, the ultimate impact of the MDL Court’s decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

Additional USD LIBOR Case in the SDNY

An additional individual action was commenced on 13 February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. This action is not assigned to the MDL Court; it is proceeding on a different schedule before a different judge in the SDNY. The panel bank defendants have moved to dismiss the action, and their motion is now fully submitted to the court.

Securities Fraud Case in the SDNY

BPLC, BBPLC and BCI have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. The complaint asserts claims under the US Securities Exchange Act of 1934, principally alleging that BBPLC’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) BBPLC’s compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between 10 July 2007 and 27 June 2012. In May 2013, the district court granted BBPLC’s motion to dismiss the complaint in its entirety. The plaintiffs appealed, and, in April 2014, the Second Circuit issued an order upholding the dismissal of certain of the plaintiffs’ claims, but reversing the dismissal of the plaintiffs’ claims that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The action will be remanded back to the district court for further proceedings.

Complaint in the US District Court for the Central District of California

In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and name BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of adjustable rate mortgages linked to USD LIBOR. BBPLC moved to dismiss all of the plaintiffs’ claims and, in October 2012, the district court granted the motion to dismiss. The plaintiffs appealed the dismissal to the US Court of Appeals for the Ninth Circuit (Ninth Circuit), and, in March 2014, the Ninth Circuit issued an order reversing dismissal of the proposed class action, which reinstated most of the plaintiffs’ claims. The action has now been remanded back to the district court for further proceedings, and one of the plaintiffs has indicated she will file a fourth amended complaint in August 2014.

Japanese Yen LIBOR Case in SDNY

An additional class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and US Sherman Antitrust Act between 2006 and 2010. The defendants filed a motion to dismiss and, on 28 March 2014, the Court issued a decision granting in part and denying in part that motion. Specifically, the court dismissed the plaintiff’s antitrust claims in full, but sustained the plaintiff’s CEA claims. The defendants have moved for reconsideration of the decision concerning the CEA claims, and the plaintiff has moved for leave to file a third amended complaint adding additional claims, including a RICO claim.

EURIBOR Cases

On 12 February 2013, a Euribor-related class action was filed against BPLC, BBPLC and BCI and other Euribor panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other Euribor panel banks to manipulate Euribor. The lawsuit is brought on behalf of purchasers and sellers of NYSE LIFFE Euribor futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to Euribor) during the period 1 June 2005 through 31 March 2011.

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Financial Statement Notes

In addition, BBPLC has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BBPLC is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to BBPLC satisfying the DOJ-AD and the court presiding over the civil litigation of fulfilment of its cooperation obligations.

Non-US Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR, in a number of jurisdictions. The first such proceeding in England and Wales was brought by Graiseley Properties Limited for trial in the High Court of Justice and was settled on confidential terms in April 2014. The number of such proceedings in non US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought are anticipated to increase over time.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in Respect of Foreign Exchange Trading

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of foreign exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC.

Recent Developments

The SDNY Court, before whom all the cases are pending, has combined all actions alleging a class of U.S. persons in a single consolidated action and has directed that this consolidated action be coordinated for pretrial and other proceedings with two cases making similar allegations on behalf of a Norwegian class and a Korean class, respectively. The defendants, including BBPLC, have moved to dismiss the complaints.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in Respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US federal courts, each on behalf of a proposed class of plaintiffs, alleging that Barclays entities and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the potential exposure of the actions described or what effect, if any, that they might have upon operating results, cash flows or the Group’s financial position in any particular period.

US Residential Mortgage Related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

—	Sponsoring and underwriting of approximately $39bn of private-label securitisations;

—	Economic underwriting exposure of approximately $34bn for other private-label securitisations;

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Financial Statement Notes

—	Sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs); and

—	Sales of approximately $3bn of loans to others.

In addition, during this time period, approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) were also originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

In connection with its loan sales and certain private-label securitisations the Group provided certain loan level representations and warranties (R&Ws), which if breached may require the Group to repurchase the related loans. On 30 June 2014, the Group had unresolved repurchase requests relating to loans with a principal balance of approximately $2.2bn at the time they were sold, and civil actions have been commenced by various parties alleging that the Group must repurchase such loans. In addition, the Group is party to a number of lawsuits filed by purchasers of residential mortgage-backed securities (RMBS) asserting statutory and/or common law claims and has entered into tolling agreements with certain institutional purchasers of RMBS concerning their potential claims. The current outstanding face amount of RMBS related to such pending and threatened claims against the Group as of 30 June 2014 was approximately $1.5bn.

RMBS Repurchase Requests

Background

In connection with the Group’s loan sales and sponsored private-label securitisations, the Group provided certain R&Ws generally relating to the underlying mortgages, the property, mortgage documentation and/or compliance with law. The Group was the sole provider of R&Ws with respect to:

—	Approximately $5bn of Group sponsored securitisations;

—	Approximately $0.2bn of sales of loans to GSEs; and

—	Approximately $3bn of loans sold to others.

—	In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no stated expiration provisions applicable to the R&Ws made by the Group or the Acquired Subsidiary. The Group’s R&Ws with respect to the $3bn of loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs, the loans sold by the Acquired Subsidiary or the Group sponsored securitisations.

R&Ws on the remaining Group sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with a Group subsidiary, as depositor for the securitisation, providing more limited R&Ws.

Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2014 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.2bn at the time of such sale.

Substantially all of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. The trustees in these actions have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

RMBS Securities Claims

Background

As a result of some of the RMBS activities described above, the Group is party to a number of lawsuits filed by purchasers of RMBS. In April 2014, the Group settled RMBS related lawsuits brought by the US Federal Housing Finance Agency (FHFA). However, the Group remains party to a number of similar lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits allege, amongst other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demand rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership. The Group has also entered into tolling agreements with certain institutional purchasers of RMBS that have threatened to assert claims of various types against the Group in connection with the sale of RMBS sponsored and/or underwritten by the Group.

In addition, the Group has received inquiries, including subpoenas, from various regulatory and governmental authorities, including the DOJ, regarding its mortgage-related activities, and is cooperating with such inquiries.

The original face amount of RMBS related to the pending and threatened civil actions against the Group total approximately $4.1bn, of which approximately $1.5bn was outstanding as at 30 June 2014.

Cumulative realised losses reported on these RMBS as at 30 June 2014 were approximately $0.9bn.

Recent Developments

On 24 April 2014, the Group settled RMBS litigation brought by the FHFA against BBPLC and certain of its affiliates for $280m. These litigations related to allegedly materially false and misleading statements and/or omissions that were allegedly reflected in offering materials for RMBS purchased by the Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac).

Claimed Amounts/Financial Impact

If the Group were to lose the pending and threatened actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgement (taking into account further principal payments after 30 June 2014), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any provisions taken to date.

The Group has estimated the total market value of these RMBS as at 30 June 2014 to be approximately $1bn. The Group may be entitled to indemnification for a portion of such losses.

Lehman Brothers

Since September 2009, the Group has been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008, as well as the court order (Order) approving the sale (Sale). The Order was upheld by the courts and is no longer being challenged. Lower courts have ruled for the Group on certain claims and against the Group on certain claims with respect to its rights over assets it claims from the Sale and an appeal process is currently pending before the Second Circuit. The Second Circuit’s ruling could result in additional recoveries or losses for the Group and may be subject to further appeals or proceedings.

Background Information

In September 2009, motions were filed in the United States Bankruptcy Court for the SDNY (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the Sale, as well as the Order. The claimants sought an order voiding the transfer of certain assets to BCI, requiring BCI to return to the LBI estate any excess value BCI allegedly received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the Sale documents and the Order (Rule 60 Claims).

In January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the Order (together with the Trustee’s competing claims to those assets, Contract Claims).

In 2011, the Bankruptcy Court rejected the Rule 60 Claims and decided some of the Contract Claims in the Trustee’s favour and some in favour of the Group. The Group and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the SDNY Court. LBHI and the Committee did not appeal the Bankruptcy Court’s ruling on the Rule 60 Claims.

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Financial Statement Notes

The SDNY Court issued an opinion in June 2012, reversing one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to the Group and affirming the Bankruptcy Court’s other rulings on the Contract Claims. In July 2012, the SDNY Court issued an agreed judgement implementing the rulings in the opinion (Judgement). Under the Judgement, the Group is entitled to receive:

—	$1.1bn (£0.6bn) from the Trustee in respect of “clearance box” assets (Clearance Box Assets); and

—	property held at various institutions in respect of the exchange traded derivatives accounts transferred to BCI in the Sale (ETD Margin).

Recent Developments

The Trustee has appealed the SDNY Court’s adverse rulings to the Second Circuit. The current judgement is stayed pending resolution of the Trustee’s appeal.

It appears that the Trustee may dispute the Group’s entitlement to certain of the ETD Margin even in the event the Group prevails in the pending Second Circuit appeal. Moreover, there is uncertainty regarding recoverability of a portion of the ETD Margin not yet delivered to the Group that is held by an institution outside the US. Thus, the Group cannot reliably estimate how much of the ETD Margin the Group is ultimately likely to receive.

Claimed Amounts/Financial Impact

Approximately $4.3bn (£2.5bn) of the assets to which the Group is entitled as part of the Sale had not been received by 30 June 2014. Approximately $2.7bn (£1.6bn) has been recognised as a receivable on the balance sheet in respect of these assets. The unrecognised amount, approximately $1.6bn (£1.0bn) as of 30 June 2014, effectively represents a provision against the uncertainty inherent in the litigation and potential post-appeal proceedings and issues relating to the recovery of certain assets held by an institution outside the US.

If the SDNY Court’s rulings are unaffected by future proceedings, but conservatively assuming the Group does not receive any ETD Margin that the Group believes may be subject to a post-appeal challenge by the Trustee or to uncertainty regarding recoverability, the Group will receive assets in excess of the $2.7bn (£1.6bn) recognised as a receivable on the Group’s balance sheet as at 30 June 2014. The Group would then recognise a gain equal to such excess.

In a worst case scenario in which the Second Circuit reverses the SDNY Court’s rulings and determines that the Group is not entitled to any of the Clearance Box Assets or ETD Margin, the Group estimates that, after taking into account its effective provision, its total losses would be approximately $6bn (£3.5bn). Approximately $3.4bn (£2.0bn) of that loss would relate to Clearance Box Assets and ETD Margin previously received by the Group and prejudgement and post-judgement interest on such Clearance Box Assets and ETD Margin that would have to be returned or paid to the Trustee.

In this context, the Group is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

Citibank Indemnity Action

On 11 March 2014, Citibank N.A. (Citi) and BBPLC settled an action brought by Citi under an indemnity provided by BBPLC for losses incurred by Citi between 17 and 19 September 2008 in performing foreign exchange settlement services for LBI, as LBI’s designated settlement member with CLS Bank International.

American Depositary Shares

BPLC, BBPLC and various current and former members of BPLC’s Board of Directors have been named as defendants in five proposed securities class actions consolidated in the SDNY Court, alleging misstatements and omissions in registration statements for certain American Depositary Shares offered by BBPLC.

Background Information

The consolidated amended complaint, filed in February 2010, asserted claims under the Securities Act of 1933, alleging that registration statements relating to American Depositary Shares representing preferred stock, series 2, 3, 4 and 5 (Preferred Stock ADS) offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition.

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Financial Statement Notes

Recent Developments

The claims concerning the series 2, 3 and 4 offerings have been dismissed on the basis that they were time barred. Although the SDNY Court also dismissed the claims concerning the series 5 offering, the Second Circuit reversed the dismissal and ruled that the plaintiffs should have been permitted to file a second amended complaint in relation to the series 5 offering claims.

In June 2014, the SDNY Court denied defendants’ motion to dismiss with respect to the claims in the amended complaint concerning the series 5 offering.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Devonshire Trust

On 19 June 2014 BBPLC and Devonshire reached an agreement to settle proceedings brought before the Ontario Superior Court in connection with BBPLC’s early terminations of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire). The Court previously determined that Devonshire was entitled to receive back from BBPLC cash collateral of approximately C$533m together with accrued interest. The implementation of the settlement is subject to certain conditions, including noteholder and Court approval. BBPLC had previously recognized an impairment provision in relation to these swaps, and no incremental profit or loss for Barclays is expected as a result of this settlement.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) filed a complaint against BBPLC in the NY Supreme Court alleging breach of a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). A ruling was made against BBPLC, but an appeal is pending before the New York State Court of Appeals. Parties related to BDC have also sued BBPLC and BCI in Connecticut state court in connection with BBPLC’s conduct relating to the Agreement.

Background Information

In October 2008, BDC filed a complaint in the NY Supreme Court alleging that BBPLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s October 2008 demand (Demand).

BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled BBPLC to dispute the Demand before making the transfer, BBPLC failed to dispute the Demand.

BDC demands damages totalling $298m plus attorneys’ fees, expenses, and prejudgement interest.

In August 2012, the NY Supreme Court granted partial summary judgement for BBPLC, ruling that BBPLC was entitled to dispute the Demand before transferring the alleged excess collateral, but determining that a trial was required to determine whether BBPLC actually did so. The parties cross-appealed to the Appellate Division of the NY Supreme Court (NY Appellate Division).

In September 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued BBPLC and BCI in Connecticut state court for unspecified damages allegedly resulting from BBPLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties have agreed to a stay of that case.

In October 2013, the NY Appellate Division reversed the NY Supreme Court’s grant of partial summary judgement in favour of BBPLC, and instead granted BDC’s motion for partial summary judgement, holding that BBPLC breached the Agreement. The NY Appellate Division did not rule on the amount of BDC’s damages, which has not yet been determined by the NY Supreme Court.

Recent Developments

In January 2014 the NY Appellate Division granted BBPLC leave to appeal its October 2013 decision to the NY Court of Appeals and the appeal is pending.

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Financial Statement Notes

Claimed Amounts/Financial Impact

BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses, and prejudgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Credit Default Swap (CDS) Antitrust Investigations

The Commission and the DOJ-AD commenced investigations in the CDS market, in 2011 and 2009, respectively. In July 2013 the Commission addressed a Statement of Objections to BBPLC, 12 other banks, Markit Ltd. and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products.

If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. Barclays is also contesting a proposed, consolidated class action alleging similar issues that has been filed in the US.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Interchange Investigations

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates.

BBPLC receives interchange fees, as a card issuer, from providers of card acquiring services to merchants. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, litigation and proposals for new legislation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

Interest Rate Hedging Products Redress

See Note 11. Provisions for a description of the FSA’s review and redress exercise in respect of interest rate hedging products and the provisions recognized by the Group in connection with it.

General

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so or, in cases where it is practicable, where disclosure could prejudice the conduct of matters. Provisions have been recognised for those cases where the Group is able to reliably estimate probable losses.

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Financial Statement Notes

18.	Related Party Transactions

Related party transactions in the period ended 30 June 2014 were similar in nature to those disclosed in the Group’s 2013 Annual Report. No related party transactions that have taken place in 2014 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2013 Annual Report that could have a material effect on the financial position or performance of the Group in the current financial year.

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Financial Statement Notes

19.      Segmental Reporting

Analysis of results by business Half Year Ended 30 June 2014	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m
Total income net of insurance claims	4,361	2,124	1,773	4,257
Credit impairment charges and other provisions	(230)	(537)	(196)	26
Net operating income	4,131	1,587	1,577	4,283
Operating expenses	(2,554)	(822)	(1,082)	(2,943)
Costs to achieve Transform	(115)	(36)	(17)	(282)
Other net income[1]	6	35	6	-
Profit before tax	1,468	764	484	1,058

	£bn	£bn	£bn	£bn
Total assets	268.1	36.2	52.4	447.8

Analysis of results by business Half Year Ended 30 June 2014	Head Office £m	Barclays Core £m	Barclays Non- Core £m	Barclays Group Adjusted £m
Total income net of insurance claims	159	12,674	658	13,332
Credit impairment charges and other provisions	-	(937)	(149)	(1,086)
Net operating income	159	11,737	509	12,246
Operating expenses	(91)	(7,491)	(893)	(8,383)
Costs to achieve Transform	(2)	(453)	(41)	(494)
Other net (expense)/income[1]	-	47	(66)	(20)
Profit/(loss) before tax	66	3,840	(491)	3,349

	£bn	£bn	£bn	£bn
Total assets	41.7	846.2	468.6	1,314.9

Analysis of results by business Half Year Ended 31 December 2013	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m
Total income net of insurance claims	4,418	2,084	1,984	3,633
Credit impairment charges and other provisions	(322)	(556)	(205)	(16)
Net operating income	4,096	1,528	1,779	3,617
Operating expenses	(2,772)	(934)	(1,263)	(3,215)
Costs to achieve Transform	(292)	(44)	(17)	(74)
Other net income[1]	4	17	3	-
Profit before tax	1,036	567	502	328

	£bn	£bn	£bn	£bn
Total assets	278.5	34.4	54.9	439.6

Analysis of results by business Half Year Ended 31 December 2013	Head Office £m	Barclays Core £m	Barclays Non- Core £m	Barclays Group Adjusted £m
Total income net of insurance claims	146	12,265	818	13,084
Credit impairment charges and other provisions	3	(1,096)	(344)	(1,440)
Net operating income	149	11,169	474	11,644
Operating expenses	(101)	(8,285)	(1,258)	(9,543)
Costs to achieve Transform	(22)	(449)	(120)	(569)
Other net income[1]	6	30	14	44
Profit/(loss) before tax	32	2,465	(890)	1,576

	£bn	£bn	£bn	£bn
Total assets	25.0	832.4	511.2	1,343.6

1	Other income/(expense) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

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Financial Statement Notes

Analysis of results by business Half Year Ended 30 June 2013	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m
Total income net of insurance claims	4,305	2,019	2,055	5,222
Credit impairment charges and other provisions	(299)	(540)	(274)	38
Net operating income	4,006	1,479	1,781	5,260
Operating expenses	(2,754)	(874)	(1,230)	(3,193)
Costs to achieve Transform	(92)	(5)	(9)	(116)
Other net income[1]	37	16	5	-
Profit before tax	1,197	616	547	1,951

	£bn	£bn	£bn	£bn
Total assets	288.3	34.3	61.2	515.5

Analysis of results by business Half Year Ended 30 June 2013	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group Adjusted £m
Total income net of insurance claims	(4)	13,597	1,474	15,071
Credit impairment charges and other provisions	-	(1,075)	(556)	(1,631)
Net operating income	(4)	12,522	918	13,440
Operating expenses	(41)	(8,091)	(1,049)	(9,141)
Costs to achieve Transform	-	(223)	(418)	(640)
Other net (expense)/income[1]	(2)	56	(124)	(68)
(Loss)/profit before tax	(47)	4,264	(673)	3,591

	£bn	£bn	£bn	£bn
Total assets	45.6	944.9	623.0	1,567.9

Reconciliation of adjusted basis to statutory basis Half Year Ended 30 June 2014	Barclays Group Adjusted £m	Own credit £m	Provision for PPI redress £m	Provision for interest rate hedging products £m	Goodwill Impairment £m	Barclays Group Statutory £m
Total income net of insurance claims	13,332	52	-	-	-	13,384
Credit impairment charges and other provisions	(1,086)	-	-	-	-	(1,086)
Net operating income	12,246	52	-	-	-	12,298
Operating expenses	(8,383)	-	(900)	-	-	(9,283)
Costs to achieve Transform	(494)	-	-	-	-	(494)
Other losses	(20)	-	-	-	-	(20)
Profit/(loss)	3,349	52	(900)	-	-	2,501

Half Year Ended 31 December 2013	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	13,084	(306)	-	-	-	12,778
Credit impairment charges and other provisions	(1,440)	-	-	-	-	(1,440)
Net operating income	11,644	(306)	-	-	-	11,338
Operating expenses	(9,543)	-	-	-	(79)	(9,622)
Costs to achieve Transform	(569)	-	-	-	-	(569)
Other income	44	-	-	-	-	44
Profit/(loss)	1,576	(306)	-	-	(79)	1,191

Half Year Ended 30 June 2013	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	15,071	86	-	-	-	15,157
Credit impairment charges and other provisions	(1,631)	-	-	-	-	(1,631)
Net operating income	13,440	86	-	-	-	13,526
Operating expenses	(9,141)	-	(1,350)	(650)	-	(11,141)
Costs to achieve Transform	(640)	-	-	-	-	(640)
Other losses	(68)	-	-	-	-	(68)
Profit/(loss)	3,591	86	(1,350)	(650)	-	1,677

1	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

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Results Timetable[1]	Date
Ex-dividend date	6 August 2014
Dividend Record date	8 August 2014
Scrip reference share price set and made available to shareholders	13 August 2014

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	29 August 2014
Dividend Payment date /first day of dealing in New Shares	19 September 2014
Q3 2014 Interim Management Statement	30 October 2014

For qualifying US and Canadian resident ADR holders, the second interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the second interim dividend on 19 September 2014 to ADR holders on the record at close of business on 8 August 2014.

Exchange Rates[2]	Half Year Ended 30.06.14	Half Year Ended 31.12.13	Half Year Ended 30.06.13	Change 31.12.13	Change 30.06.13[3]
Period end - US$/£	1.71	1.65	1.52	4%	12%
Average - US$/£	1.67	1.58	1.54	5%	8%
3 month average - US$/£	1.68	1.62	1.54	4%	10%
Period end - €/£	1.25	1.20	1.17	4%	7%
Average - €/£	1.22	1.18	1.18	3%	3%
3 month average - €/£	1.23	1.19	1.18	3%	4%
Period end - ZAR/£	18.17	17.37	15.11	5%	20%
Average - ZAR/£	17.82	15.94	14.20	12%	26%
3 month average - ZAR/£	17.76	16.43	14.57	8%	22%

Share Price Data			30.06.14	31.12.13	30.06.13
Barclays PLC (p)			212.80	271.95	278.45
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)			161.50	132.25	148.50

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3	The change is the impact to Sterling reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

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Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Global Systemically Important Institutions

Barclays is required by the PRA following an EBA request to publicly disclose the Global Systemically Important Institutions template for the reporting period 31 December 2013. This will be available at: www.barclays.com/barclays-investor-relations/investor-news.html on 31 July 2014.

1	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

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Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined the Capital Requirements Regulation.

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit, after tax and non-controlling interests’ share, attributable to the shareholders of Barclays’ PLC.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

‘Adjusted gross leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 capital’.

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, and gain on disposal of the investment in BlackRock, Inc.

‘Adjusted operating expenses’ Operating expenses adjusted to exclude the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress), and goodwill impairment.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, impairment of and gain on disposal of the investment in BlackRock, Inc., the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress) and goodwill impairments.

‘Adjusted return on average risk weighted assets’ Adjusted profit as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Adjusted return on average tangible shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

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‘Advanced Measurement Approach’ Under Basel II, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approaches (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa group limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Residential Mortgage-Backed Securities (RMBS)’ RMBS Securities issued by government-sponsored institutions.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

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‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 2.5’ The update to the Basel framework which includes changes to capital and disclosure requirements for securitisation and market risk.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel 3 leverage ratio’ A non-risk based leverage ratio introduced as part of the Basel 3 accord that acts as a supplementary buffer to the risk based capital requirements.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behavior or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

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‘Businesses’ In the context of Non-Core Analysis of Total income, Non Core Businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Personal and Corporate Banking that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio and Tier 1 capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial mortgages’ In the context of Exit Quadrant assets, securities that represent interests in a group of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014.

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‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the holder’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the PRA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provided banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance. This business is no longer a separately reported operating segment following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Corporate derivatives’ In the context of Exit Quadrant assets, derivative exposure relating to Corporate counterparties primarily cross currency and interest rate swaps written in 2010 or earlier. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

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‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives which drive Barclays ambition to become the “Go-To” Bank.

‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV comes into effect on 1 January 2014.

‘CRD IV leverage exposure’ An estimated prudential exposure measure, reported on the basis set out in Article 429 of CRD IV. See Estimated Impact of CRD IV – Leverage for a description of the adjustments made to the IFRS balance sheet in arriving at this measure.

‘CRD IV leverage ratio’ The ratio of Tier 1 capital to particular on-and off-balance sheet exposures, calculated in accordance with the methodology set out in CRD IV.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

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‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

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‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivative replacement costs’ The replacement cost of a derivative is usually its fair value determined in accordance with the relevant accounting requirements.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used within Personal and Corporate Banking to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total EPS.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Edcon (acquisition)’ A portfolio of store card receivables purchased from Edcon, a South African retailer, in 2012.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

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‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity options and equity futures, and derivatives based on an index, such as the FTSE 100.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provided retail banking and credit card services in Spain, Italy, Portugal and France. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Excess minority interest’ The proportion of excess capital of a subsidiary that relates to third parties which is deducted from accounting non-controlling interest to give eligible minority interest to be included in own funds.

‘Exit Quadrant’ Businesses identified by the Strategic Review that are unlikely to achieve sustainable returns or are operating in markets of low attractiveness. These businesses have a clear path to exit. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Exit Quadrant Risk Weighted Assets / RWAs’ Risk weighted assets associated with the Exit Quadrant. This is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure At Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

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‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to the Capital Requirements Directives (CRD).

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Collateral Comprehensive Method (FCCM)’ In the context of risk weighted assets, a method for calculating the effects of credit risk mitigation in the form of financial collateral.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

Forbearance Programmes for Credit Cards Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 4 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

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‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the FSA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘General Prudential Sourcebook (GENPRU)’ Along with the “Prudential sourcebook for Banks, Building Societies and Investment Firms” (BIPRU), GENPRU contains the rules that implement the Capital Requirements Directive in the United Kingdom.

‘Globally-Systemically Important Institutions (G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

‘Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

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‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Personal and Corporate Banking that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as credit risk loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

Insurance Risk The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

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‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Internal-Ratings Based (IRB)’ An approach under the Basel 2 framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio, including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio (LCR) high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

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‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

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‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

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‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer generated margin’ / ‘Non-customer margin’ Non-customer interest income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

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‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal and Corporate Banking’ An operating segment that combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The Basel II framework is made up of three pillars. Pillar 3 covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

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‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA Leverage Ratio’ A non risk-based ratio introduced by the PRA in June 2013 calculated as fully loaded CET1 capital after PRA Adjustments together with CRD IV qualifying Tier 1 and divided by a PRA adjusted CRD IV leverage exposure.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Pre CRD IV Rates’ Derivatives entered into in the regulatory environment period prior to CRD IV included in the Exit Quadrant. The Exit Quadrant is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, stress testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ‘Loans and Advances to Customers’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

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‘Properties in Possession held as ‘Other Real Estate Owned’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudent valuation adjustment’ A calculation which adjusts the accounting values of trading book positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying holdings’ In the context of regulatory capital deductions, refers to the application of the rules on deducting investments in non-financial companies from regulatory capital as defined by chapter 2 in the General Prudential sourcebook.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

‘Real Estate Mortgage Investment Conduits (Re-REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as this may take several months whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

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‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under PRA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Rest of World’ The operations of Corporate Banking in Africa and Asia. This information is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average risk weighted assets’ Statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the after tax amounts of capital securities classified as equity) divided by average ordinary shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible shareholders’ equity’ Calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the after tax amounts of capital securities classified as equity) divided by average ordinary shareholders’ equity for the period, excluding non-controlling interests, adjusted by the deduction of intangible assets and goodwill.

‘Risk Appetite’ Risk Appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

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‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX) was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ / ‘Securitisations’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond or derivative) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach is detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

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‘Special Purpose Entities (SPEs)’ / ‘Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

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‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK Retail and Business Banking (UK RBB)’ A business segment consisting of the UK high street bank providing current accounts, savings products, Woolwich branded mortgages, unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

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‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Wealth and Investment Management (WIM)’ Provides a full range of wealth management services to affluent and high net worth clients globally, including banking, credit, investments and advisory services. This business is no longer reported following the business reorganisation outlined in the Group Strategy Update of 8 May 2014

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write down’ After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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